UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number 1-34694

VEON Ltd.
(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), the United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: August 22, 2025

By:	/s/ Vitaly Shmakov
Name:	Vitaly Shmakov
Title:	Acting Group General Counsel
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2025 and 2024, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of June 30, 2025 and for the six-month period ended June 30, 2025 and 2024 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting
Standards Board (“IASB”) and are presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual
Report on Form 20-F for the year ended December 31, 2024 (our “2024 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 26- Significant Accounting Policies to our audited consolidated financial statements included in our 2024 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the
“Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,”
“anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:
•the ongoing war in Ukraine, including: the adverse impact on the economic conditions and outlook of Ukraine; the effect of sanctions on our supply chain, ability to transact with key counterparties, and obtain financing; the resulting volatility in the
Ukrainian hryvnia and other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer from as a result of the war; and its impact on our liquidity, financial condition, our strategic partnerships and relationships with third parties and our ability to operate as a going concern, among numerous other consequences;
•developments in the international economic conditions (including inflationary pressures and rising interest rates) and the geopolitical environment;
•our ability to generate sufficient cash flow and raise additional capital to meet our debt service obligations, our expectations regarding working capital, and the servicing and repayment of our indebtedness and our ability to satisfy our projected capital requirements;
•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our ability to keep pace with technological changes to implement and execute our strategic priorities successfully and to achieve the expected benefits from, our existing and future transactions;
•adverse global developments, including wars, terrorist attacks, natural disasters, and pandemics;
•environmental factors, including climate-related disasters such as floods, or the implementation of climate-related laws and regulations that could impact our business and its operations and expenses;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•potential cyber-attacks or other cybersecurity threats, which may compromise confidential information or render our services inaccessible;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 4G and 5G networks, broadband services and integrated products and services, such as fixed-mobile convergence, and digital services in the areas of, for example, financial services, entertainment, digital advertising and healthcare;
•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•adverse legislative, regulatory and judicial developments which frustrate our profitability and ability to operate in our geographies;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our ability to retain key personnel.
These statements are our management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:
•risks relating to the ongoing war in Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine;
physical damage to property, infrastructure and assets; the effect of sanctions and export controls on  our supply chain, the ability to transact with key counterparties or to effect cash payments through affected clearing systems to bondholders, obtain financing, upstream interest payments and dividends; and the ability to operate our business; the resulting volatility in the and Ukrainian hryvnia and our other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer as a result of the war, sanctions (including any reputational harm from certain of the beneficial owners of our largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”)), being subject to sanctions that could lead to the risk of
Kyivstar's nationalization; and its impact on our liquidity, financial condition and our ability to operate as a going concern;
•risks relating to foreign currency exchange loss and other fluctuation and translation-related risks;
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us, such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and raise additional indebtedness, our ability to comply with the covenants in our financing agreements, the ability of our subsidiaries to make dividend payments, our ability to upstream cash from our subsidiaries, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;
•risks due to the fact that we are a holding company with a number of operating subsidiaries, including our dependence on our operating subsidiaries for cash dividends, distributions, loans and other transfers received from our subsidiaries in order to make dividend payments, make transfers to VEON Ltd., as well as certain intercompany payments and transfers;
•risks associated with cyber-attacks or systems and network disruptions, data protection, data breaches, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks related to the impact of export controls, international trade regulation, customs and technology regulation, on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers, particularly services related to the production and delivery of supplies, support services, software, and equipment sourced from these suppliers;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by governmental and other regulatory bodies and courts;
•risks that the adjudications, administrative or judicial decisions in respect of legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including regulatory uncertainty regarding our licenses, regulatory uncertainty regarding our product and service offerings and approvals or consents required from governmental authorities in relation thereto, frequency allocations and numbering capacity, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us, including our ability to keep pace with technological changes and evolving industry standards;
•risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;
•risks related to the material weakness relate to the accounting treatment and financial statement presentation for disposals of businesses in our internal control over financial reporting that was found to exist as of December 31, 2022; if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;
•risks related to the ownership of our American Depositary Shares, including those associated with VEON Ltd.’s status as a
Bermuda company and a foreign private issuer; and
These factors and the other risk factors are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.
OVERVIEW
VEON is a leading global provider of connectivity and digital services, currently headquartered in Dubai. Present in some of the world’s most dynamic markets, VEON currently provides more than 152 million customers with voice, fixed broadband, data and digital services. VEON, through its operating companies, offers services to customers in several countries: Pakistan, Ukraine,
Kazakhstan, Uzbekistan and Bangladesh. We provide services, amongst others, under the “Jazz,” “Kyivstar,” "Beeline" and
“Banglalink” brands.
VEON generates revenue from the provision of voice, data, digital and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.
BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS
34 Interim Financial Reporting. The interim condensed consolidated financial statements attached hereto do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the
Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024.
REPORTABLE SEGMENTS
VEON Ltd. is the parent company of a number of operating subsidiaries and holding companies in various jurisdictions. We organize the governance and management of our businesses on a geographical basis.
As of June 30, 2025, our reportable segments currently consist of the following five segments: Pakistan, Ukraine, Kazakhstan,
Bangladesh and Uzbekistan. Kyrgyzstan is not a reportable segment. We present our result of operations in Kyrgyzstan separately under “Other” within our segment information disclosures. “HQ” represents transactions related to management activities within the group in Amsterdam and Dubai and costs relating to centrally managed operations and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA.
On March 26, 2024, VEON announced that it signed a share purchase agreement ("Kyrgyzstan SPA") for the sale of its 50.1%
indirect stake in Beeline Kyrgyzstan to CG Cell Technologies. As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the Kyrgyzstan SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Refer to Note 6 -  Held for sale in the unaudited interim condensed consolidated financial statements attached hereto for further details.
For more information on our reportable segments, refer to Note 2 - Segment Information in the unaudited interim condensed consolidated financial statements attached hereto for further details.
KEY DEVELOPMENTS DURING THE FIRST HALF OF 2025
VEON sale of its Pakistan tower portfolio to Engro Corp
On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro
Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. Under the partnership,
VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into
Engro Corp via a scheme of arrangement upon completion of conditions under the partnership which primarily include receipt of regulatory approvals from relevant Government authorities in Pakistan. VEON will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement.
On June 3, 2025, upon successful completion of the transaction after all regulatory and other approvals were obtained, control over Deodar was assessed to be transferred to Engro Corp. Refer to Note 5 - Significant transactions of these interim condensed consolidated financial statements for further details.
Appointment of new Chief Financial Officer and equity award
On January 9, 2025, VEON announced the appointment of Burak Ozer as Group Chief Financial Officer (“Group CFO”),
effective January 9, 2025. Burak succeeded Joop Brakenhoff, who continues to serve VEON as an Advisor to the Group CEO.
On April 2, 2025, a service based one-off equity award of 250,000 shares was granted to Burak Ozer under the 2021 Deferred
Share Plan. 50% of the award will vest on March 31, 2026, and the remaining 50% will vest on March 31, 2027.
Business combination agreement with Cohen Circle to list Kyivstar on Nasdaq
On January 13, 2025, VEON and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company, announced the signing of a letter of intent (“LOI”) to enter into a business combination with the aim of indirectly listing Kyivstar on the Nasdaq in the United States. The LOI enabled VEON and Cohen Circle to explore a business combination between VEON
Holdings B.V. and Cohen Circle with the aim of indirectly listing JSC Kyivstar (“Kyivstar”), a wholly owned subsidiary of VEON
Holdings B.V., on Nasdaq. VEON will continue to hold a majority stake in such publicly listed entity.
On March 18, 2025, certain subsidiaries of VEON and Cohen Circle entered into a business combination agreement (the “BCA”).
Pursuant to the terms of the BCA, (a) VEON Amsterdam B.V. will sell VEON Holdings B.V., which includes Kyivstar and its subsidiaries, to Kyivstar Group Ltd., a newly incorporated Bermudan company (“Kyivstar Group”), in exchange for common shares of Kyivstar Group and a loan note equal to the amount of funds held in Cohen Circle’s trust account, as of the time immediately before the closing of the business combination (after taking into account any funds which have been withdrawn from the trust account to pay those shareholders of Cohen Circle who have elected to have their shares redeemed prior to closing) (b)
Cohen Circle will merge with a subsidiary of Kyivstar Group, and Cohen Circle shall survive as a wholly owned subsidiary of
Kyivstar Group. Following the completion of the business combination, it is expected that the common shares and warrants of
Kyivstar Group, the parent company of JSC Kyivstar, are expected to be listed on Nasdaq under the ticker symbols KYIV and
KYIVW, respectively. The Kyivstar Listing is expected to occur in the third quarter of 2025 and is subject to the approval of Cohen
Circle’s shareholders and other customary closing conditions. Following the completion of the business combination, VEON is expected to continue to hold a majority stake in Kyivstar Group.
On April 8, 2025, VEON further announced it had successfully completed the reorganization of VEON Holdings B.V. and finalized its consent solicitation process, first announced on January 13, 2025. The reorganization involved a legal demerger in the
Netherlands, as a result of which VEON Holdings B.V. is now holds only JSC Kyivstar, its subsidiaries and related assets.
VEON’s other core businesses have been transferred to newly formed Dutch entities.
On June 5, 2025, VEON announced the public filing of a registration statement on Form F-4 (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the listing of Kyivstar Group on Nasdaq. On the same day, Kyivstar Group announced its unaudited financial and operating results for the first quarter ended March 31, 2025.
For developments after the reporting period, refer to Note 15 - Events after the reporting period of these interim condensed consolidated financial statements.
VEON appoints new members to the Group Executive Committee
On January 16, 2025, VEON announced the additional appointment to its Group Executive Committee (“GEC”) by appointing two operating company Chief Executive Officers ("CEO's"), Aamir Ibrahim, CEO of Jazz and the Chair of Mobilink Bank in
Pakistan, and Yevgen Nastradin, CEO of Beeline Kazakhstan, effective January 1, 2025, in addition to their country CEO responsibilities.
VEON proceeds with Share Buyback Program
VEON’s Board of Directors approved a share buyback program of up to US$100 million on July 31, 2024. On March 24, 2025,
VEON commenced the second phase of its previously announced share buyback program with respect to the Company’s ADS.
This second phase of the buyback will be in the amount of up to US$35 million. The second phase of the share buyback program was launched after completion of the US$30 million first phase on January 27, 2025.
On June 16, 2025, VEON announced that it would commence the third phase of the share buyback program with respect to
VEON's ADS in the amount of up to US$35 million after the successful completion of the second phase on May 21, 2025.
Cumulatively, all three phases of the program have resulted in the repurchase of 41,633,300 shares (which is the equivalent to
1,666,532 ADS) for a cumulative price of US$75000000. Refer to Note 11 - Issued capital of these interim condensed consolidated financial statements for further discussion.
Unanimous Support from Noteholders Voting in Consent Solicitation
On January 30, 2025, VEON announced, the successful completion of a bond consent solicitation process undertaken by VEON
Holdings (the “VEON Holdings”). Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings with VEON Midco B.V. ("VEON
MidCo") as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured
Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo substituted VEON Holdings as the Issuer on April 8, 2025, upon completion of the demerger.
VEON’s Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business
On March 19, 2025, VEON announced its wholly-owned subsidiary Kyivstar signed an agreement to acquire Uklon group
(“Uklon”), a leading Ukrainian ride-hailing and delivery platform. Kyivstar acquired 97% of Uklon shares for a total consideration of US$158 million upon the closing of the transaction. Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised during the period beginning on the third anniversary of the Moment of Acquisition of Ownership and ending on the tenth anniversary of the Moment of Acquisition of Ownership. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025 and the acquisition was completed.
Refer to Note 5 - Significant transactions of these interim condensed consolidated financial statements for further discussion.
Sale of stake in Beeline Kyrgyzstan
On March 26, 2024, the Company announced that it signed a share purchase agreement (“Kyrgyzstan SPA”) for the sale of
50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global32 million
Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. The Government of Kyrgyzstan expressed its intention to exercise its preemption right in relation to the transaction before the Kyrgyzstan SPA expiration on March 31, 2025 as discussed in Note 5 - Significant transactions and Note 6 - Held for sale of these interim condensed consolidated financial statements. In accordance with applicable law, VEON and the Government of Kyrgyzstan have entered into negotiations of the terms of the sale of VEON’s stake in Beeline Kyrgyzstan. Given this development, management is still committed to selling its stake in Beeline Kyrgyzstan and negotiations are ongoing.
On August 1, 2025, a share purchase agreement was signed between Menacrest AG and Open Joint Stock Company Eldik Bank for the sale of Beeline Kyrgyzstan operations. On August 12, 2025, VEON announced that it has completed the sale of its 50.1%
indirect stake in Sky Mobile LLC, operating under the Beeline brand in Kyrgyzstan, to Open Joint Stock Company “Eldik
Bank” (“Eldik Bank”). The transaction was completed following receipt of all necessary regulatory approvals.
VEON Returns to Capital Markets with Successful Syndication of US$210 Term Loan
On March 27, 2025, VEON announced the successful syndication of a 24-month, US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including Industrial and Commercial Bank of China (“ICBC”)
Standard Bank and leading Gulf Cooperation Council (“GCC”) banks. The facility will bear interest at Term Secured Overnight
Funding Rate (“SOFR”) plus 425 bps. Following the legal demerger of VEON Holding B.V, VEON Midco B.V is the substituted borrower. The facility was fully drawn in early April 2025.
VEON Publishes 2024 Integrated Annual Report
On April 14, 2025, the Company announced the publication of its 2024 Integrated Annual Report (“IAR”), showcasing a year of strong operational and financial performance, and commitment to positive social impact. The IAR also provided the Company’s stakeholders with essential information ahead of the 2025 Annual General Meeting of Shareholders (the “AGM”) held on May 8,
2025, including a summary of some of our key accomplishments during the 2024 reporting period and details of the Company’s corporate governance structure, as well as the Group’s unaudited remuneration report for the year ended December 31, 2024.
Form 20-F 2024 filed with the SEC
The Company filed its Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) with the
SEC on April 25, 2025.
Equity award to GEC Member
On April 28, 2025, a GEC member, was granted a Short Term Incentive (“STI”) equity award of 118,850 common shares under the Deferred Share Plan (“DSP”). The award vested immediately upon grant. Subsequently, on July 10, 2025, the award was modified to be a cash-settled award and settled.
Pakistan Mobile Communication Limited bilateral credit facilities
In April 2025, Pakistan Mobile Communication Limited (“PMCL”) signed and utilized PKR 5 billion (US$18 million) each from bilateral facilities from Bank Alfalah Limited and Habib Bank Limited, totaling PKR 10 billion (US$36 million). Each facility has a maturity of 10 years.
In May 2025, PMCL signed and utilized PKR 32 billion (US$113 million) from three bilateral facilities from Askari Bank Limited,
Faysal Bank Limited and Meezan Bank Limited. Each facility has a maturity of 10 years.
Issuance of PKR Sukuk bond by PMCL
In April 2025, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$53 million) having a maturity of six months.
VEON Shareholders Re-elect Board at 2025 AGM
Following the announcement on March 31, 2025, VEON held its 2025 AGM on May 8, 2025. During the AGM, VEON's shareholders approved the re-election of the seven directors who served on VEON's Board in the previous term. VEON welcomed back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary
of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new
Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a second term.
Bangladesh Telecommunications Regulatory Commission Provision Release
In May 2025, VEON has re-assessed the provision for Bangladesh Telecommunications Regulatory Commission (“BTRC”)
claims related to revenue sharing. Based on the regulatory reform and supported by legal opinion, a release of BDT 3.58 billion
(US$29 million) was recognized in selling, general and administrative expenses.
Approval of the Umbrella Incentive Plan and 2025 Grants to the GEC
In May 2025 the Remuneration Committee approved the VEON Umbrella Incentive Plan (“Umbrella Incentive Plan”). Following
the HQ re-designation this plan will help to establish a flexible, market-aligned framework that consolidates the Performance
Share Award and Deferred Share Award plan rule into a single plan designed to support retention, reward performance, and align with shareholder interests.
Certain GEC members (excluding Omiyinka Doris, refer to discussion below) were granted a long-term incentive award for a total of 8,266,750 common shares under the Umbrella Incentive Plan in May 2025. These awards are subject to a market condition tied to an absolute share price target for a total of shares. These grants have a three-year vesting period with vesting scheduled for December 31, 2027.
Additionally, two rotational GEC members were granted a long-term incentive award for a total of 755,825 common shares on target under the Umbrella Incentive Plan in May 2025. These awards are subject to non-market performance condition scorecards for their respective operating company also with a three-year vesting period ending on December 31, 2027.
Bangladesh Finance Ordinance 2025
On June 2, 2025, the Bangladesh tax authorities enacted the Bangladesh Finance Ordinance 2025. This adopted new legislation includes, amongst others, changes made to the calculation for the minimum taxes and the respective tax accounting treatment for these minimum taxes to be adjustable against future profits and treated as advance tax payments. This change in fiscal policy created a positive/release of selling, general and administrative expense, US$17 million impact on our consolidated income statement that was reflected in the six-months period ended June 30, 2025.
Islamabad High Court adverse tax judgement against PMCL Deodar
During the quarter ended June 30, 2025, significant changes occurred in the tax environment relevant to the Deodar tax case. In
May 2025, a new Tax Laws Amendment Ordinance was enacted granting the Federal Board of Revenue (“FBR”) broad enforcement powers; subsequently, in April 2025, an adverse decision concerning another major operator in the telecommunications industry introduced new interpretations regarding the applicability of Section 97, conditions which did not exist as of March 31, 2025. Additionally, an adverse Islamabad High Court ruling related to PMCL Deodar was issued on June
11, 2025.
Following these developments, the Company, in line with its policy under IFRIC 23, initiated a reassessment of its uncertain tax positions. The Company engaged external tax advisors to evaluate the impact of these new facts and circumstances. As a result, management updated its judgment regarding the Deodar tax case, reclassifying the risk from remote to probable, and recognized the related tax exposure as a provision. This reassessment constituted a change in estimate, which has been applied prospectively as required by IAS 8 and IFRIC 23. Subsequently, the Company proactively engaged with the tax authorities, seeking resolution via a composite settlement framework totalling US$158 million. A provision of US$36 million was already existing on PMCL's books, resulting in an additional tax expense of US$122 million recognized in the six-month period ended
June 30, 2025.
Changes to the GEC
As announced on June 17, 2025, Omiyinka Doris has chosen to step aside from her role as Group General Counsel of the
Company effective July 1, 2025.  Omiyinka will continue as an Advisor to the Group Chief Executive Officer and will remain based in Amsterdam. Omiyinka Doris has voluntarily surrendered, without consideration, all rights to the 2024 grant under the
Long-Term Incentive Plan (“LTIP”) rules. This grant covered 2,055,292 common shares and was subject to a Total Shareholder
Return performance condition, with a three-year vesting period scheduled to conclude on December 31, 2026.
Omiyinka Doris has been granted a one-time, service-based equity award under the Umbrella Plan. The new award, granted
June 17, 2025, comprises 685,000 common shares and will vest as follows: 40% on February 28, 2026, 40% on October 31,
2026, and 20% on January 31, 2027.
Vitaly Shmakov has been appointed as the Acting General Counsel effective July 1, 2025, based out of VEON Headquarters in
DIFC, Dubai.
KEY DEVELOPMENTS AFTER THE REPORTING PERIOD
VEON raises USD 200 Million in Private Bond Placement
On July 2, 2025, VEON announced that it completed the pricing of a private placement of US$200 million of senior unsecured notes due in 2029 with institutional investors.
The Notes, issued by VEON MidCo B.V., are priced at par and have an annual interest rate of 9%. The instrument’s credit rating from S&P and Fitch is BB-. The Notes will be guaranteed by VEON Amsterdam B.V. and will rank pari passu with VEON HQ’s outstanding debt.
Uzbekistan bilateral credit facility
On July 4, 2025, Unitel secured a bilateral credit facility of UZS 500 billion (US$40) with a tenor of 5-years. Unitel utilized UZS
262 billion (US$21 million) from this facility through drawdowns in July 2025.
VEON and Cohen Circle Secure Investor Commitments for Kyivstar Listing
On July 10, 2025, VEON and Cohen Circle announced the execution of non-redemption agreements, totaling approximately
US$52 million with accredited institutional investors, including Helikon and Clearline. These commitments cover approximately
5,000,000 of Cohen Circle’s Class A shares, securing the minimum US$50 million cash condition for the proposed business combination of Kyivstar Group and Cohen Circle (“Business Combination”). The closing of the Business Combination is expected to occur in the third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions.
On August 14, 2025 - VEON closed the previously announced business combination between Kyivstar Group Ltd. and Cohen
Circle (the “Business Combination”), which will make Kyivstar Group Ltd. a U.S.-listed company. The combined company will operate as Kyivstar Group Ltd. (the “Company”), the common shares and warrants of which are expected to start trading on the
Nasdaq Stock Market (“Nasdaq”) on or about August 15, 2025 under the ticker symbols “KYIV” and “KYIVW,” respectively, making the Company the first and only pure-play Ukrainian investment opportunity in U.S. stock markets. As of the closing of the
Business Combination, VEON holds an 89.6% stake in Kyivstar Group Ltd.
Cohen Circle’s shareholders approved the Business Combination at its extraordinary general meeting held on August 12, 2025.
Prior to Cohen Circle’s extraordinary general meeting, holders of only 25.4% of Cohen Circle’s Class A ordinary shares held by its public shareholders had exercised their redemption rights, resulting in US$178 of transaction proceeds, including under the previously announced non-redemption agreements with institutional investors such as Helikon and Clearline.
On August 15, 2025, VEON further announced that Kyivstar started trading on Nasdaq Stock Market (“Nasdaq”) under the ticker symbol “KYIV”, this completed the transaction. Accordingly, the financial impact of the closure of the business combination along with any impacts on the group financials will be accounted for in Q3 2025.
Sale of stake in Beeline Kyrgyzstan
Further to the disclosure in Note 5 - Significant transactions, On August 1, 2025, a share purchase agreement was signed between Menacrest AG and Open Joint Stock Company Eldik Bank for the sale of Beeline Kyrgyzstan operations. On August 12,
2025, VEON announced that it has completed the sale of its 50.1% indirect stake in Sky Mobile LLC, operating under the Beeline brand in Kyrgyzstan, to Open Joint Stock Company “Eldik Bank” (“Eldik Bank”). The transaction was completed following receipt of all necessary regulatory approvals.
RESULTS OF OPERATIONS
FINANCIAL PERFORMANCE FOR SIX MONTHS ENDED JUNE 30, 2025

	Six-month period
(In millions of U.S. dollars)	2025	2024

Service revenues	2,013	1,890
Sale of equipment and accessories	18	11
Other revenue	82	68
Total operating revenues	2,113	1,969

Other operating income	1	—

Service costs	(216)	(228)
Cost of equipment and accessories	(17)	(12)
Selling, general and administrative expenses	(922)	(883)
Depreciation	(280)	(264)
Amortization	(114)	(100)
Impairment loss	(3)	(2)
Loss on disposal of non-current assets	—	(1)
Gain on disposal of subsidiaries, net	497	—

Operating profit	1,059	479

Finance costs	(246)	(249)
Finance income	20	22
Other non-operating gain, net	31	21
Net foreign exchange loss	(52)	(12)
Profit before tax	812	261

Income taxes	(86)	(94)

Profit for the period	726	167

Attributable to:
The owners of the parent	694	125
Non-controlling interest	32	42
	726	167
TOTAL OPERATING REVENUE
Our consolidated total operating revenues increased to US$2,113 million for the six-month period ended June 30, 2025 compared to US$1,969 million for the six-month period ended June 30, 2024. In USD terms, our consolidated total operating revenue increased by 7.31%, while in local currency the growth is 13.4% for the six-month period ended June 30, 2025 as compared to the six-month period ended June 30, 2024.
The increase was primarily due to the improved performance in Pakistan driven by effective repricing and increased financial services usage and Uzbekistan from increased usage of digital services and in Ukraine from the Uklon acquisition during the period, along with a one off impact of the December 2023 cyber-attack which resulted in lower revenue for same period in the prior year, that resulted in a lower revenue in prior period. This improvement in total operating revenue was partially offset by the devaluation of currencies in the countries in which we operate and lower performance in Bangladesh and Kazakhstan.

	Six-month period ended June 30,
(In millions of U.S. dollars)	2025	2024

Pakistan	781	668
Ukraine	542	424
Kazakhstan	389	439
Uzbekistan	147	133
Bangladesh	228	282
Others	26	27
HQ and eliminations	—	(4)

Total segments	2,113	1,969
OPERATING PROFIT
Our consolidated operating profit increased to US$1,059 million for the six-month period ended June 30, 2025 compared to
US$479 million for the six-month period ended June 30, 2024, primarily due to increase in revenues in USD terms as explained above, in addition to the gain on sale of Deodar in Pakistan, refer to Note 5 - Significant transactions in the unaudited interim condensed consolidated financial statements attached hereto for further details.
NON-OPERATING PROFITS AND LOSSES
Finance costs
Our consolidated finance costs decreased to US$246 million for the six-month period ended June 30, 2025 compared to US$249 million for the six-month period ended June 30, 2024.This decrease is the result of the repayment of debt at VEON HQ which is partially offset by a higher interest expense incurred by our operating companies due to a higher debt balance in 2025 as compared to 2024.
Finance income
Our consolidated finance income decreased to US$20 million in the six-month period ended June 30, 2025 compared to US$22 million in the six-month period ended June 30, 2024, primarily due to a decrease in short-term deposits.
Other non-operating gain, net
Our consolidated other non-operating gain, net increased to US$31 million for the six-month period ended June 30, 2025 as compared to US$21 million for the six-month period ended June 30, 2024. During the current period, the net gain is driven by the derecognition of payables for licenses in Kazakhstan and interest income on money market funds compared to last year where the interest income on money market funds were largely off-set by losses on financial assets.
Net foreign exchange loss
During the six-month period ended June 30, 2025, we recognized a net foreign exchange loss of US$52 million, compared to net foreign exchange loss of US$12 million during the six-month period ended June 30, 2024. The change when compared to the same period last year is primarily driven by loss on RUB denominated bonds due to appreciation of the Russian Ruble as well as deprecation of the Bangladeshi Taka and Pakistani Rupee.
INCOME TAX EXPENSE
Our consolidated income tax expense was US$86 million for the six-month period ended June 30, 2025 compared to US$94 million for the six-month period ended June 30, 2024. This decrease is primarily driven by greater deferred taxable income in various countries when compared to the same period last year.
For more information regarding income tax expenses, please refer to Note 4 - Income Taxes of our unaudited interim condensed consolidated financial statements attached hereto.
PROFIT FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT
Our profit for the period attributable to the owners of the parent increased to US$694 million for the six-month period ended
June 30, 2025 compared to US$125 million for the same period last year, mainly associated with the increased revenues and gain on sale of Deodar.
PROFIT FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Our profit for the period attributable to non-controlling interest decreased to US$32 million for the six-month period ended
June 30, 2025 compared to US$42 million for the six-month period ended June 30, 2024.
ADJUSTED EBITDA

	Six-month period ended June 30
In millions of U.S. dollars	2025	2024
Pakistan	326	301
Ukraine	309	235
Kazakhstan	195	243
Uzbekistan	56	48
Bangladesh	126	96
Others	9	9
HQ and eliminations	(62)	(86)

Total	959	846
Our adjusted EBITDA increased to US$959 million for the six-month period ended June 30, 2025 compared to US$846 million for the six-month period ended June 30, 2024. This is primarily due to higher revenues and release of minimum tax and regulatory fee provision in Bangladesh which were partially offset by higher energy prices and higher personnel costs in Ukraine as well as higher technical support costs in Kazakhstan and the devaluation of currencies in all countries we operate.
The following table provides the reconciliation of Total Adjusted EBITDA to Profit for the six-month period ended June 30:

	Six-month period ended June 30,
In millions of U.S. dollars	2025	2024
Total Adjusted EBITDA	959	846
Adjustments to reconcile Total Adjusted EBITDA to profit for the period
Net foreign exchange loss	(52)	(12)
Other non-operating gain, net	31	21
Finance income	20	22
Finance costs	(246)	(249)
Gain on disposal of subsidiaries, net	497	—
Loss on disposal of non-current assets	—	(1)
Impairment loss	(3)	(2)
Amortization	(114)	(100)
Depreciation	(280)	(264)
Income taxes	(86)	(94)

Profit for the period	726	167
RESULT OF REPORTABLE SEGMENTS
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2025	2024	2025-2024 change %
Total operating revenue	781	668	16.9%
Mobile service revenue	702	597	17.6%
Fixed-line service revenue	12	12	0.0%
Sales of equipment, accessories and other	67	58	15.5%
Operating expenses	455	367	24.0%
Adjusted EBITDA	326	301	8.3%
Adjusted EBITDA margin	41.7%	45.1%	-3.3%
RESULTS OF OPERATIONS IN PKR

	Six months ended June 30,
In millions of PKR (except as indicated)	2025	2024	2025-2024 change %
Total operating revenue	219,123	186,120	17.7%
Mobile service revenue	196,882	166,465	18.3%
Fixed-line service revenue	3,515	3,522	-0.2%
Sales of equipment, accessories and other	18,726	16,133	16.1%
Operating expenses	127,611	102,226	24.8%
Adjusted EBITDA	91,512	83,894	9.1%
Adjusted EBITDA margin	41.8%	45.1%	-3.3%
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2025	2024	2025-2024 change %
Customers in millions	73.8	71.4	3.4%
Mobile data customers in millions	61.0	55.7	9.5%
ARPU in US$	1.2	1.4	-14.3%
ARPU in PKR	331.0	389.0	-14.9%
TOTAL OPERATING REVENUE
In Pakistan, total operating revenue increased by 16.9% (in USD reporting currency terms) and 17.7% (in local currency terms)
for the six-month period ended  June 30, 2025 compared to the six-month period ended June 30, 2024 The increase in local currency terms is primarily due to repricing, increased business activity in Jazz Cash and higher usage of international interconnect services.
ADJUSTED EBITDA
In Pakistan, adjusted EBITDA increased by 8.3% (in USD reporting currency terms) and increased by 9.1% (in local currency terms) for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024. The increase in local currency terms is primarily due to higher revenues, as stated above, which were partially offset by higher personnel costs, marketing spends and other operational costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2025, we had 73.8 million customers in Pakistan, broadly at par compared to June 30, 2024, mainly due to focus on retaining high value customers.
In Pakistan, mobile ARPU decreased by 14% (in USD reporting currency terms) and by 15% (in local currency terms) for the six-
month period ended June 30, 2024 compared to the six-month period ended June 30, 2024.
UKRAINE
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2025	2024	2025-2024 change %
Total operating revenue	542	424	27.8%
Mobile service revenue	508	394	28.9%
Fixed-line service revenue	28	25	12.0%
Sales of equipment, accessories and other	6	5	20.0%
Operating expenses	234	189	23.8%
Adjusted EBITDA	309	235	31.5%
Adjusted EBITDA margin	57.0%	55.4%	1.6%
RESULTS OF OPERATIONS IN UAH

	Six months ended June 30,
In millions of UAH (except as indicated)	2025	2024	2025-2024 change %
Total operating revenue	22,577	16,594	36.1%
Mobile service revenue	21,165	15,427	37.2%
Fixed-line service revenue	1,159	981	18.1%
Sales of equipment, accessories and other	254	186	36.6%
Operating expenses	9,739	7,385	31.9%
Adjusted EBITDA	12,853	9,212	39.5%
Adjusted EBITDA margin	56.9%	55.5%	1.4%
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2025	2024	2025-2024 change %
Customers in millions	22.4	23.4	-4.3%
Mobile data customers in millions	16.8	16.9	-0.6%
ARPU in US$	3.4	2.8	21.4%
ARPU in UAH	143.0	108.0	32.4%
TOTAL OPERATING REVENUE
In Ukraine, total operating revenue increased by 27.8% (in USD reporting currency terms) and 36.1% (in local currency terms)
for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024. The increase in local currency terms is primarily due to higher repricing and increased usage of digital service bolstered by the first time consolidation, post acquisition of Uklon in contrast with the prior period, which was negatively impacted by the December 2023 cyber-attack.
ADJUSTED EBITDA
In Ukraine, adjusted EBITDA increased by 31.5% (in USD reporting currency terms) and 39.5% (in local currency terms) for the six-month period ended June 30, 2025 compared to the six months ended June 30, 2024. The increase in local currency terms is primarily due to higher revenues partly offset by higher tariffs for utilities and higher network maintenance costs and higher personnel costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2025, we had 22.4 million customers in Ukraine, representing a decrease of 4.3% compared to June 30, 2024.
This was primarily due to the focus on retaining high value customers.
In Ukraine, mobile ARPU Increased by 21.4% (in USD reporting currency terms) and 32.4% (in local currency terms) for the six-
month period ended June 30, 2025 compared to the six-month period ended June 30, 2024, primarily due to an increase in mobile data usage and lower subscriber base.
KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2025	2024	2025-2024 change %
Total operating revenue	389	438	-11.2%
Mobile service revenue	328	343	-4.4%
Fixed-line service revenue	39	83	-53.0%
Sales of equipment, accessories and other	22	12	83.3%
Operating expenses	195	195	0.0%
Adjusted EBITDA	195	243	-19.8%
Adjusted EBITDA margin	50.1%	55.5%	-5.4%
RESULTS OF OPERATIONS IN KZT

	Six months ended June 30,
In millions of KZT (except as indicated)	2025	2024	2025-2024 change %
Total operating revenue	199,192	196,712	1.3%
Mobile service revenue	167,705	153,992	8.9%
Fixed-line service revenue	19,906	37,206	-46.5%
Sales of equipment, accessories and other	11,582	5,514	110.0%
Operating expenses	99,300	87,473	13.5%
Adjusted EBITDA	99,908	109,250	-8.6%
Adjusted EBITDA margin	50.2%	55.5%	-5.4%
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2025	2024	2025-2024 change %
Customers in millions	11.7	11.4	2.6%
Mobile data customers in millions	10.0	9.8	2.0%
ARPU in US$	4.4	5.1	-13.7%
ARPU in KZT	2,231.0	2,275.0	-1.9%
TOTAL OPERATING REVENUE
In Kazakhstan, total operating revenue decreased by 11.2% (in USD reporting currency terms), and increased by 1.3% (in local currency terms) for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024. The increase in local currency terms is primarily due to higher mobile revenue driven by increased data usage, higher repricing, and higher sales of devices partially offset by lower fixed services revenue post the sale of TNS+ in the third quarter of 2024.
ADJUSTED EBITDA
In Kazakhstan, adjusted EBITDA decreased by 19.8% (in USD reporting currency terms) and by 8.6% (in local currency terms)
for six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024. The decrease in local currency terms is primarily due to increased technical support from lower government subsidies as well as higher connectivity costs and higher IT expenses, partially offset by higher revenue contribution.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2025, we had 11.7 million customers in Kazakhstan, representing an increase of 2.6% compared to June 30,
2024. The increase is primarily associated with growth in mobile data customers on the back of 4G network expansion.
In Kazakhstan, mobile ARPU decreased by 13.7% (in USD reporting currency terms) and by 1.9% in (local currency terms) for the six-month period ended June 30, 2025 compared to six-month period ended June 30, 2024, due to a higher subscriber base relative to the increase in revenue.
UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2025	2024	2025-2024 change %
Total operating revenue	147	133	10.5%
Mobile service revenue	146	133	9.8%
Sales of equipment, accessories and other	1	—	203.0%
Operating expenses	92	85	8.2%
Adjusted EBITDA	56	48	16.7%
Adjusted EBITDA margin	38.1%	36.1%	2.0%
RESULTS OF OPERATIONS IN UZS

	Six months ended June 30,
In billions of UZS (except as indicated)	2025	2024	2025-2024 change %
Total operating revenue	1,897	1,673	13.4%
Mobile service revenue	1,884	1,668	12.9%
Sales of equipment, accessories and other	12	4	189.5%
Operating expenses	1,180	1,074	9.9%
Adjusted EBITDA	719	603	19.3%
Adjusted EBITDA margin	37.9%	36.0%	1.9%
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2025	2024	2025-2024 change %
Customers in millions	7.8	8.1	-3.7%
Mobile data customers in million	6.9	7.3	-5.5%
ARPU in US$	2.7	2.7	0.0%
ARPU in UZS	34,618.0	33,336.0	3.8%
TOTAL OPERATING REVENUE
In Uzbekistan, total operating revenue increased by 10.5% (in USD reporting currency terms) and 13.4% (in local currency terms) for six-month period ended June 30, 2025 compared to six-month period ended June 30, 2024. The increase in local currency terms is primarily due to the abolishment of the excise tax and higher repricing partly offset by lower subscriber base.
ADJUSTED EBITDA
In Uzbekistan, adjusted EBITDA Increased by 16.7% (in USD reporting currency terms) and 19.3% (in local currency terms) for six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024. The increase in local currency terms is primarily driven by higher revenue contribution, partly offset by increased IT support and a higher network maintenance costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2025, we had 7.8 million customers in our Uzbekistan segment representing a decrease of 3.7% compared to
June 30, 2024. This was primarily due to the increased competition in the market and focus on high value customer retention.
In Uzbekistan, mobile ARPU increased by 3.8% (in local currency terms) for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024, primarily due to growth in mobile data usage and focus on retaining high value customers. In USD terms, the mobile ARPU remained stable for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024. The difference between local and USD terms was primarily due to the impact of the exchange rate conversion from local currency to USD reporting currency.
BANGLADESH
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2025	2024	2025-2024 change %
Total operating revenue	228	282	-19.1%
Mobile service revenue	225	279	-19.4%
Sales of equipment, accessories and other	3	3	—%
Operating expenses	102	185	-44.9%
Adjusted EBITDA	126	96	31.3%
Adjusted EBITDA margin	55.3%	34.0%	21.2%
RESULTS OF OPERATIONS IN BDT

	Six months ended June 30,
In millions of BDT (except as indicated)	2025	2024	2025-2024 change %
Total operating revenue	27,721	31,468	-11.9%
Mobile service revenue	27,390	31,139	-12.0%
Sales of equipment, accessories and other	331	329	0.6%
Operating expenses	12,405	20,686	-40.0%
Adjusted EBITDA	15,317	10,783	42.0%
Adjusted EBITDA margin	55.3%	34.3%	21.0%
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2025	2024	2025-2024 change %
Customers in millions	34.8	41.3	-15.7%
Mobile data customers in millions	21.9	27.2	-19.5%
ARPU in US$	1.1	1.1	—%
ARPU in BDT	128.9	126.9	1.6%
TOTAL OPERATING REVENUE
In Bangladesh, total operating revenue decreased by 19.1% (in USD reporting currency terms) and by 11.9% (in local currency terms) for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024. The decrease in local currency terms is primarily due to lower usage of data and voice services from overall market softness.
ADJUSTED EBITDA
In Bangladesh, adjusted EBITDA Increased by 31.3% (in USD reporting currency terms) and by 42.0% (in local currency terms)
for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. This local currency growth was primarily driven by the release of a minimum tax provision due to change in local tax law and release of one-time provision related to fees payable to the Bangladesh Telecommunication Regulatory Commission which was partially offset by lower revenues.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2025, we had 34.8 million customers in our Bangladesh segment representing a decrease of 15.7% compared to
June 30, 2024. This was primarily due to the increased competition in the market and focus on retaining high value customers.
In Bangladesh, mobile ARPU is at par (in USD reporting currency terms) and by increased by 2% (in local currency terms) for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024. This Increase in local currency terms is due to data-focused user base after shedding low-usage subscribers.
LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
As of June 30, 2025, we had negative working capital of US$421 million, compared to negative working capital of US$798 million as of December 31, 2024. Working capital is defined as current assets less current liabilities.
The change of net working capital compared to December 31, 2024 was primarily due to a decrease in our current asset base of
US$257 million along with the decrease in current liabilities base amounting to US$634 million as of June 30, 2025. The change in working capital is primarily driven by the repayment of bonds during the period which was partially offset by proceeds from the sale of Deodar.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows, cash on our balance sheet or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short-term and foreseeable long-term cash requirements.
BORROWINGS
As of June 30, 2025, Borrowings amounted to US$2,919 million (December 31, 2024: US$3,348 million), of which the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$$2,849 million, compared to
US$3,265 million as of December 31, 2024. In addition we had US$70 million (December 31, 2024: US$83 million) outstanding related to long-term capex accounts payable.
As of June 30, 2025, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date

VEON MidCo B.V.	Syndicated Loan Facility	3M Term SOFR + 4.25%	USD	210	210	03.29.2027
VEON MidCo B.V.	Notes	3.3750%	USD	1,014	1,014	11.25.2027
legacy notes, subject to potential conversion in new notes, but for which no further payments are due
VEON MidCo B.V.	Legacy notes, no payments due, subject to potential conversion	3.3750%	USD	69	69	11.25.2027
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	0.0000%	USD	23	23	04.09.2026
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	0.0000%	RUB	1,180	15	06.18.2026
TOTAL VEON HQ					1,331

PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	12,693	45	09.02.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	5,388	19	09.02.2026
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	11,250	40	05.18.2028
PMCL	Syndicated Loan Facility	3M KIBOR + 0.60%	PKR	50,000	176	07.05.2031
PMCL	Loan from United Bank Limited	3M KIBOR + 0.55%	PKR	3,750	13	05.18.2028
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	40,000	141	04.19.2032
PMCL	Loan from Local Banks	6M KIBOR + 0.60%	PKR	15,000	53	05.15.2034
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	75,000	264	05.24.2034
PMCL	Loan from Askari Bank Limited	6M KIBOR + 0.60%	PKR	3,500	12	05.27.2035
PMCL	Loan from Local Banks	6M KIBOR + 0.60%	PKR	10,000	35	04.30.2035
PMCL	Loan from Faysal Bank Limited	6M KIBOR + 0.60%	PKR	15,000	53	05.18.2035
PMCL	Loan from Meezan Bank Limited	6M KIBOR + 0.60%	PKR	13,500	48	05.22.2035
PMCL	Notes	3M KIBOR - 0.15%	PKR	15,000	53	10.28.2025
PMCL	Other				23
TOTAL Pakistan Mobile Communications Limited					975

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	5,070	41	04.26.2027
Banglalink	Syndicated Loan Facility	7.00% to 12.00%	BDT	5,900	48	11.25.2028
Banglalink	Other				140
TOTAL Banglalink Digital Communications Ltd.					229

Unitel	National Bank for Foreign Economic Activity	20.0000% - 22.0000%	UZS	391,233	31	10.09.2027
Unitel	Hamkorbank AKB	25.8000%	UZS	200,000	16	11.10.2026
Unitel	Huawei				90
TOTAL Unitel LLC.					137

KaR-Tel	Loan from Forte Bank	17.2500% - 18.5000%	KZT	10,383	20	11.13.2026
KaR-Tel	Loan from NurBank	15.5000% - 16.5000%	KZT	21,000	40	09.28.2029
KaR-Tel	Loan from Forte Bank	19.2500% - 20.5000%	KZT	12,000	23	01.29.2030
KaR-Tel	Other			73	82
TOTAL KaR-Tel Limited Liability Partnership.					165

Other entities	Overdrawn accounts and other				12
Total VEON					2,849
* The table does not include long-term capex accounts payable of US$70 million.
VEON's contractual obligations primarily relate to capital commitments for property, plant, and equipment and intangible assets, bank loans and bonds, as well as lease liabilities. We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
INTERIM CONSOLIDATED CASH FLOW SUMMARY

	Six-month period ended June 30,
(In millions of U.S. dollars)	2025	2024

Net cash flows from operating activities	569	470
Net cash flows used in investing activities	(318)	(546)
Net cash flows used in financing activities	(667)	(916)

Net decrease in cash and cash equivalents	(416)	(992)

Net foreign exchange difference	2	(13)
Cash and cash equivalents classified as held for sale at the beginning of the period	14	—
Cash and cash equivalents classified as held for sale at the end of the period	(6)	(35)
Cash and cash equivalents at beginning of period	1,688	1,902

Cash and cash equivalents at end of period, net of overdraft	1,282	862
For more details, see the interim condensed consolidated statement of cash flows in our unaudited interim condensed consolidated financial statements.
OPERATING ACTIVITIES
During the six-month period ended June 30, 2025, net cash flows from operating activities increased to US$569 million from
US$470 million during the six-month period ended June 30, 2024. The movement in operating activities mainly relates to the positive movement in working capital changes in addition to the higher operating profits that was partially offset by the increased tax outflows.
INVESTING ACTIVITIES
During the six-month period ended June 30, 2025, net cash outflows for investing activities was US$318 million compared to net cash outflows of US$546 million for the same period last year. The change was mainly associated with proceeds from Sale of
Deodar that was offset by the acquisition of Uklon.
Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Note 5 - Significant transactions, Note 7 - Property and Equipment and Note 8 - Intangible Assets to our unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the six-month period ended June 30, 2025, net cash outflows from financing activities was US$667 million compared to net cash outflows of US$916 million during the six-month period ended June 30, 2024. The lower outflow during the current period is driven by lower repayment and higher proceeds of debt as compared to the same period last year.
During the six-month period ended June 30, 2025, we raised US$562 million, net of fees (2024: US$361 million) and repaid
US$1,161 million (2024: US$1,271 million) under various debt facilities and leases.
For information regarding changes to our debt portfolio during the six-month period ended June 30, 2025, see Note 9 -
Investments, debt and derivatives to our unaudited interim condensed consolidated financial statements attached hereto.
FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the six-month period ended June 30, 2025, our capital expenditures excluding licenses and right-of-use assets (“CAPEX exc. licenses and ROU”) were US$365 million compared to US$303 million in the six-month period ended June 30, 2024. The increase was primarily due to investments in high-speed network and acceleration in the network deployment program when compared with the same period last year.
We expect that CAPEX exc. licenses and ROU in 2025 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Bangladesh, Pakistan, Kazakhstan and Ukraine. We expect these expenditures to continue to be significant throughout the remainder of 2025.
While our medium-term plan for capital expenditures (excluding licenses and right-of-use assets) is to invest in high-speed data networks to continue to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Pakistan, Ukraine and
Bangladesh, and upgrade of our 3G networks in Bangladesh, the ongoing war in Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing war in Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will continue to come from:
•Cash we currently hold;
•Operating cash flows;
•Proceeds from the sale of net assets classified as held for sale;
•Borrowings under syndicated bank financings, including credit lines currently available to us; and
•Issuances of debt securities on local and international capital markets, with international capital markets expected to be reestablished as a viable funding source.
Following the onset of the war in Ukraine, our ability to generate cash to service our indebtedness has been materially impaired, due to restrictive currency controls in Ukraine, and the development of sanctions in connection with the war. The availability of external financing depends on many factors, including, but not limited to, the success of our operations, contractual restrictions, the financial position of international and local banks, the willingness of international and local banks to lend to our companies
(including as a result of any sanctions concerns) and the liquidity and strength of international and local capital markets. Due to the adverse impact the ongoing war between Russia and Ukraine has had on us, the terms of such external financing may be less favorable than our existing financing. Furthermore, our ability to raise additional capital and the cost of raising such additional capital is affected by the strength of our credit rating by rating agencies, which is currently below the credit rating that we had when the current VEON Holdings financings were originally established.
As of June 30, 2025, VEON had approximately US$206 of cash held at the level of its headquarters (“HQ”), which was deposited with international banks and invested in money market funds, and which is fully accessible at HQ. In addition, VEON’s operating companies had a total cash position equivalent to US$1,076 of which US$326 related to banking operations in Pakistan.
However, there can be no assurance that our existing cash balances and available credit lines will be sufficient over time to service our existing indebtedness, including to address our upcoming bond maturities.
Below is the reconciliation of capital expenditures (excluding licenses and right-of-use assets) to cash flows used to Purchase of property, plant and equipment and intangible assets:

	Six-month period ended June 30,
(In millions of U.S. dollars)	2025	2024

Capital expenditures (excluding licenses and right-of-use assets) *	365	303
Adjusted for:
Additions of licenses	1	38
Difference in timing between accrual and payment for capital expenditures (excluding licenses and right-of- use assets)	58	116

Purchase of property, plant and equipment and intangible assets	424	457
*Excluding licenses and right-of-use assets, refer to Note 2 - Segment information of our unaudited interim condensed consolidated financial statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of June 30, 2025, the currency exposure risks for our Group were in relation to the Pakistani rupee, the Bangladeshi taka, the
Ukrainian hryvnia, the Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in
Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S.
dollars.
As of June 30, 2025, we held approximately 48% of our cash and bank deposits in U.S. dollars, compared to 39% as of
December 31, 2024, in order to hedge against the risk of functional currency devaluation. To reduce balance sheet currency mismatches, we hold part of our debt in Pakistani rupee, Bangladeshi taka and other currencies, as well as selectively enter into foreign exchange derivatives. Nonetheless, if the U.S. dollar value of the Bangladeshi taka, Pakistani rupee, Uzbekistani som,
Ukrainian hryvnia or the Kazakh tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our
U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations.
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
As of June 30, 2025, 56% of our Group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements
VEON Ltd.
As of and for the six and three-month periods
ended June 30, 2025

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	1

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	2
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2025	2024	2025	2024

Service revenues		2,013	1,890	1,033	987
Sale of equipment and accessories		18	11	12	6
Other revenue		82	68	42	34
Total operating revenues	2	2,113	1,969	1,087	1,027

Other operating income		1	—	1	—

Service costs		(216)	(228)	(94)	(115)
Cost of equipment and accessories		(17)	(12)	(10)	(6)
Selling, general and administrative expenses		(922)	(883)	(464)	(446)
Depreciation		(280)	(264)	(142)	(130)
Amortization		(114)	(100)	(54)	(50)
Impairment loss		(3)	(2)	(1)	(1)
Loss on disposal of non-current assets		—	(1)	—	(1)
Gain on disposal of subsidiaries, net	6	497	—	497	—

Operating profit		1,059	479	820	278

Finance costs		(246)	(249)	(127)	(117)
Finance income		20	22	10	11
Other non-operating gain, net		31	21	1	6
Net foreign exchange loss		(52)	(12)	(22)	(36)
Profit before tax		812	261	682	142

Income taxes	4	(86)	(94)	(74)	(53)

Profit for the period		726	167	608	89

Attributable to:
The owners of the parent		694	125	595	68
Non-controlling interest		32	42	13	21
		726	167	608	89

Basic and diluted earnings per share attributable to ordinary equity holders of the parent		$0.39	$0.07	$0.34	$0.04
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	3
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars)	Note	2025	2024	2025	2024

Profit for the period		726	167	608	89

Items that may be reclassified to profit or loss
Foreign currency translation		9	(76)	(18)	(58)
Reclassification of accumulated foreign currency translation reserve to income statement upon disposal of subsidiary	6	(454)	—	(454)	—
Items that will not be reclassified to profit or loss
Fair value re-measurement of financial instruments		7	(6)	8	(4)
Other comprehensive loss for the period, net of tax		(438)	(82)	(464)	(62)
Total comprehensive income for the period, net of tax		288	85	144	27
Attributable to:
The owners of the parent		256	45	135	11
Non-controlling interests		32	40	9	16
		288	85	144	27
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	4
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of:

(In millions of U.S. dollars)	Note	June 30, 2025	December 31, 2024
Assets
Non-current assets
Property and equipment	7	3,446	3,016
Intangible assets	8	1,553	1,510
Investments and derivatives	9	218	65
Deferred tax assets		422	368
Other assets		179	177
Total non-current assets		5,818	5,136

Current assets
Inventories		17	15
Trade and other receivables		516	463
Investments and derivatives	9	504	357
Current income tax assets		41	63
Other assets		211	241
Cash and cash equivalents	10	1,282	1,689
Total current assets		2,571	2,828

Assets classified as held for sale	6	74	72

Total assets		8,463	8,036

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		1,306	1,099
Non-controlling interests		190	158
Total equity		1,496	1,257

Non-current liabilities
Debt and derivatives	9	3,852	3,028
Provisions		43	48
Deferred tax liabilities		26	27
Other liabilities		18	22
Total non-current liabilities		3,939	3,125

Current liabilities
Trade and other payables		1,334	1,276
Debt and derivatives	9	1,061	1,666
Provisions		71	73
Current income tax payables		104	179
Other liabilities		422	432
Total current liabilities		2,992	3,626

Liabilities associated with assets held for sale	6	36	28

Total equity and liabilities		8,463	8,036
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	5
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2025:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2024		1,765,484,059	2	12,753	(1,953)	(3,530)	(6,173)	1,099	158	1,257

Profit for the period		—	—	—	—	694	—	694	32	726
Transfer from OCI to income statement on disposal of subsidiary	6	—	—	—	—	—	(454)	(454)	—	(454)
Other comprehensive income		—	—	—	7	—	9	16	—	16
Total comprehensive income / (loss)		—	—	—	7	694	(445)	256	32	288

Share repurchases	11	(36,639,125)	—	—	(68)	—	—	(68)	—	(68)
Other	3	—	—	—	19	—	—	19	—	19

As of June 30, 2025		1,728,844,934	2	12,753	(1,995)	(2,836)	(6,618)	1,306	190	1,496
for the six-month period ended June 30, 2024:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2023		1,755,964,785	2	12,753	(1,968)	(3,939)	(5,990)	858	213	1,071

Profit for the period		—	—	—	—	125	—	125	42	167
Other comprehensive loss		—	—	—	(6)	(2)	(72)	(80)	(2)	(82)
Total comprehensive income / (loss)		—	—	—	(6)	123	(72)	45	40	85

Dividends declared	12	—	—	—	—	—	—	—	(39)	(39)
Other		10,354,070	—	—	2	(1)	—	1	—	1

As of June 30, 2024		1,766,318,855	2	12,753	(1,972)	(3,817)	(6,062)	904	214	1,118

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	6
for the three-month period June 30, 2025:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of April 1, 2025		1,752,489,609	2	12,753	(1,967)	(3,431)	(6,150)	1,207	181	1,388

Profit for the period		—	—	—	—	595	—	595	13	608
Transfer from OCI to income statement on disposal of subsidiary		—	—	—	—	—	(454)	(454)	—	(454)
Other comprehensive income / (loss)		—	—	—	8	—	(14)	(6)	(4)	(10)
Total comprehensive income / (loss)		—	—	—	8	595	(468)	135	9	144

Share repurchases	11	(23,644,675)	—	—	(44)	—	—	(44)	—	(44)
Other	3	—	—	—	8	—	—	8	—	8

As of June 30, 2025		1,728,844,934	2	12,753	(1,995)	(2,836)	(6,618)	1,306	190	1,496
for the three-month period June 30, 2024:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of April 1, 2024		1,755,964,785	2	12,753	(1,966)	(3,882)	(6,011)	896	237	1,133

Profit for the period		—	—	—	—	68	—	68	21	89
Other comprehensive loss		—	—	—	(3)	(3)	(51)	(57)	(5)	(62)
Total comprehensive income / (loss)		—	—	—	(3)	65	(51)	11	16	27

Dividends declared	12	—	—	—	—	—	—	—	(39)	(39)
Other		10,354,070	—	—	(3)	—	—	(3)	—	(3)

As of June 30, 2024		1,766,318,855	2	12,753	(1,972)	(3,817)	(6,062)	904	214	1,118
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	7
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended June 30:

		Six-month period
(In millions of U.S. dollars)	Note	2025	2024
Operating activities
Profit before tax		812	261
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss		397	366
Loss on disposal of non-current assets		—	1
Gain on disposal of subsidiaries, net		(497)	—
Finance costs		246	249
Finance income		(20)	(22)
Other non-operating gain, net		(31)	(21)
Net foreign exchange loss		52	12
Changes in trade and other receivables and prepayments		(98)	(63)
Changes in inventories		(3)	(5)
Changes in trade and other payables		79	(17)
Changes in provisions, pensions and other		48	41
Interest paid		(192)	(220)
Interest received		20	18
Income tax paid		(244)	(130)
Net cash flows from operating activities		569	470
Investing activities
Purchase of property, plant and equipment		(357)	(341)
Purchase of intangible assets		(67)	(116)
Payment on deposits		(20)	(29)
Receipts from / Investment (in) financial assets		31	(131)
Acquisition of a subsidiary, net of cash acquired	5	(141)	—
Proceeds from sales of share in subsidiaries, net of cash	5	280	—
Proceeds from sales of property, plant and equipment		4	101
Outflows on loans granted		(48)	(29)
Other proceeds from investing activities, net		—	(1)
Net cash used in investing activities		(318)	(546)
Financing activities
Proceeds from borrowings, net of fees paid *		562	361
Repayment of debt		(1,161)	(1,271)
Dividends paid to non-controlling interests		—	(6)
Share repurchases	11	(68)	—
Net cash used in financing activities		(667)	(916)
Net decrease in cash and cash equivalents		(416)	(992)
Net foreign exchange difference		2	(13)
Cash and cash equivalents classified as held for sale at the beginning of the period	6	14	—
Cash and cash equivalents classified as held for sale at the end of the period	6	(6)	(35)
Cash and cash equivalents at beginning of the period, net of overdrafts **		1,688	1,902
Cash and cash equivalents at end of the period, net of overdrafts	10	1,282	862
*Fees paid for borrowings were US$6 (2024: US$7).
**Overdrawn account at the beginning of the presented period was US$1 (2024: Nil).
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
GENERAL INFORMATION ABOUT THE GROUP
1GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in
Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda.
VEON’s headquarters and the principal place of business are currently located at Unit 1703 Index Tower (East Tower), Dubai
(DIFC), the United Arab Emirates.
VEON generates revenue from the provision of voice, data, digital and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares
(“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs and common shares are listed on the Nasdaq Capital Market (“Nasdaq”).
Due to the ongoing war in Ukraine, material uncertainties have been identified that may cast significant doubt on the Company’s ability to continue as a going concern which are discussed in detail in Note 16 - Basis of Preparation of the Interim condensed consolidated financial statements of these interim condensed consolidated financial statements.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024 as included in the Annual Report on the Form 20-F filed on April 25,
2025. Certain information included in these interim condensed consolidated financial statements was derived from the 2024
Form 20-F.
Major developments during the six-month period ended June 30, 2025
VEON sale of its Pakistan tower portfolio to Engro Corp
On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro
Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. Under the partnership,
VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into
Engro Corp via a scheme of arrangement upon completion of conditions under the partnership which primarily include receipt of regulatory approvals from relevant Government authorities in Pakistan. VEON will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement.
On June 3, 2025, upon successful completion of the transaction after all regulatory and other approvals were obtained, control over Deodar was assessed to be transferred to Engro Corp. Refer to Note 5 - Significant transactions of these interim condensed consolidated financial statements for further details.
Appointment of new Chief Financial Officer and equity award
On January 9, 2025, VEON announced the appointment of Burak Ozer as Group Chief Financial Officer (“Group CFO”),
effective January 9, 2025. Burak succeeded Joop Brakenhoff, who continues to serve VEON as an Advisor to the Group CEO.
On April 2, 2025, a service based one-off equity award of 250,000 shares was granted to Burak Ozer under the 2021 Deferred
Share Plan. 50% of the award will vest on March 31, 2026, and the remaining 50% will vest on March 31, 2027.
Business combination agreement with Cohen Circle to list Kyivstar on Nasdaq
On January 13, 2025, VEON and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company, announced the signing of a letter of intent (“LOI”) to enter into a business combination with the aim of indirectly listing Kyivstar on the Nasdaq in the United States. The LOI enabled VEON and Cohen Circle to explore a business combination between VEON
Holdings B.V. and Cohen Circle with the aim of indirectly listing JSC Kyivstar (“Kyivstar”), a wholly owned subsidiary of VEON
Holdings B.V., on Nasdaq. VEON will continue to hold a majority stake in such publicly listed entity.
On March 18, 2025, certain subsidiaries of VEON and Cohen Circle entered into a business combination agreement (the “BCA”).
Pursuant to the terms of the BCA, (a) VEON Amsterdam B.V. will sell VEON Holdings B.V., which includes Kyivstar and its subsidiaries, to Kyivstar Group Ltd., a newly incorporated Bermudan company (“Kyivstar Group”), in exchange for common shares of Kyivstar Group and a loan note equal to the amount of funds held in Cohen Circle’s trust account, as of the time immediately before the closing of the business combination (after taking into account any funds which have been withdrawn from

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
the trust account to pay those shareholders of Cohen Circle who have elected to have their shares redeemed prior to closing) (b)
Cohen Circle will merge with a subsidiary of Kyivstar Group, and Cohen Circle shall survive as a wholly owned subsidiary of
Kyivstar Group. Following the completion of the business combination, it is expected that the common shares and warrants of
Kyivstar Group, the parent company of JSC Kyivstar, are expected to be listed on Nasdaq under the ticker symbols KYIV and
KYIVW, respectively. The Kyivstar Listing is expected to occur in the third quarter of 2025 and is subject to the approval of Cohen
Circle’s shareholders and other customary closing conditions. Following the completion of the business combination, VEON is expected to continue to hold a majority stake in Kyivstar Group.
On April 8, 2025, VEON further announced it had successfully completed the reorganization of VEON Holdings B.V. and finalized its consent solicitation process, first announced on January 13, 2025. The reorganization involved a legal demerger in the
Netherlands, as a result of which VEON Holdings B.V. is now holds only JSC Kyivstar, its subsidiaries and related assets.
VEON’s other core businesses have been transferred to newly formed Dutch entities.
On June 5, 2025, VEON announced the public filing of a registration statement on Form F-4 (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the listing of Kyivstar Group on Nasdaq. On the same day, Kyivstar Group announced its unaudited financial and operating results for the first quarter ended March 31, 2025.
For developments after the reporting period, refer to Note 15 - Events after the reporting period of these interim condensed consolidated financial statements.
VEON appoints new members to the Group Executive Committee
On January 16, 2025, VEON announced the additional appointment to its Group Executive Committee (“GEC”) by appointing two operating company Chief Executive Officers ("CEO's"), Aamir Ibrahim, CEO of Jazz and the Chair of Mobilink Bank in
Pakistan, and Yevgen Nastradin, CEO of Beeline Kazakhstan, effective January 1, 2025, in addition to their country CEO responsibilities.
VEON proceeds with Share Buyback Program
VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024. On March 24, 2025, VEON
commenced the second phase of its previously announced share buyback program with respect to the Company’s ADS. This second phase of the buyback will be in the amount of up to US$35. The second phase of the share buyback program was launched after completion of the US$30 first phase on January 27, 2025.
On June 16, 2025, VEON announced that it would commence the third phase of the share buyback program with respect to
VEON's ADS in the amount of up to US$35 after the successful completion of the second phase on May 21, 2025. Cumulatively, all three phases of the program have resulted in the repurchase of 41,633,300 shares (which is the equivalent to 1,666,532 ADS)
for a cumulative price of US$75. Refer to Note 11 - Issued capital of these interim condensed consolidated financial statements for further discussion.
Unanimous Support from Noteholders Voting in Consent Solicitation
On January 30, 2025, VEON announced, the successful completion of a bond consent solicitation process undertaken by VEON
Holdings (the “VEON Holdings”). Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings with VEON Midco B.V. ("VEON
MidCo") as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured
Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo substituted VEON Holdings as the Issuer on April 8, 2025, upon completion of the demerger.
VEON’s Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business
On March 19, 2025, VEON announced its wholly-owned subsidiary Kyivstar signed an agreement to acquire Uklon group
(“Uklon”), a leading Ukrainian ride-hailing and delivery platform. Kyivstar acquired 97% of Uklon shares for a total consideration of US$158 upon the closing of the transaction. Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised during the period beginning on the third anniversary of the Moment of
Acquisition of Ownership and ending on the tenth anniversary of the Moment of Acquisition of Ownership. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025 and the acquisition was completed.
Refer to Note 5 - Significant transactions of these interim condensed consolidated financial statements for further discussion.
Sale of stake in Beeline Kyrgyzstan
On March 26, 2024, the Company announced that it signed a share purchase agreement (“Kyrgyzstan SPA”) for the sale of
50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the
Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
acquisition of the stake. The Government of Kyrgyzstan expressed its intention to exercise its preemption right in relation to the transaction before the Kyrgyzstan SPA expiration on March 31, 2025 as discussed in Note 5 - Significant transactions and Note 6
- Held for sale of these interim condensed consolidated financial statements. In accordance with applicable law, VEON and the
Government of Kyrgyzstan have entered into negotiations of the terms of the sale of VEON’s stake in Beeline Kyrgyzstan. Given this development, management is still committed to selling its stake in Beeline Kyrgyzstan and negotiations are ongoing. Refer to
Note 15 - Events after the reporting period for further developments
VEON Returns to Capital Markets with Successful Syndication of US$210 Term Loan
On March 27, 2025, VEON announced the successful syndication of a 24-month, US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including Industrial and Commercial Bank of China (“ICBC”)
Standard Bank and leading Gulf Cooperation Council (“GCC”) banks. The facility will bear interest at Term Secured Overnight
Funding Rate (“SOFR”) plus 425 bps. Following the legal demerger of VEON Holding B.V, VEON Midco B.V is the substituted borrower. The facility was fully drawn in early April 2025.
VEON Publishes 2024 Integrated Annual Report
On April 14, 2025, the Company announced the publication of its 2024 Integrated Annual Report (“IAR”), showcasing a year of strong operational and financial performance, and commitment to positive social impact. The IAR also provided the Company’s stakeholders with essential information ahead of the 2025 Annual General Meeting of Shareholders (the “AGM”) held on May 8,
2025, including a summary of some of our key accomplishments during the 2024 reporting period and details of the Company’s corporate governance structure, as well as the Group’s unaudited remuneration report for the year ended December 31, 2024.
Form 20-F 2024 filed with the SEC
The Company filed its Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) with the
SEC on April 25, 2025.
Equity award to GEC Member
On April 28, 2025, a GEC member, was granted a Short Term Incentive (“STI”) equity award of 118,850 common shares under the Deferred Share Plan (“DSP”). The award vested immediately upon grant. Subsequently, on July 10, 2025, the award was modified to be a cash-settled award and settled.
Pakistan Mobile Communication Limited bilateral credit facilities
In April 2025, Pakistan Mobile Communication Limited (“PMCL”) signed and utilized PKR 5 billion (US$18) each from bilateral facilities from Bank Alfalah Limited and Habib Bank Limited, totaling PKR 10 billion (US$36). Each facility has a maturity of 10 years.
In May 2025, PMCL signed and utilized PKR 32 billion (US$113) from three bilateral facilities from Askari Bank Limited, Faysal
Bank Limited and Meezan Bank Limited. Each facility has a maturity of 10 years.
Issuance of PKR Sukuk bond by PMCL
In April 2025, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$53) having a maturity of six months.
VEON Shareholders Re-elect Board at 2025 AGM
Following the announcement on March 31, 2025, VEON held its 2025 AGM on May 8, 2025. During the AGM, VEON's shareholders approved the re-election of the seven directors who served on VEON's Board in the previous term. VEON welcomed back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary
of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new
Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a second term.
Bangladesh Telecommunications Regulatory Commission Provision Release
In May 2025, VEON has re-assessed the provision for Bangladesh Telecommunications Regulatory Commission (“BTRC”)
claims related to revenue sharing. Based on the regulatory reform and supported by legal opinion, a release of BDT 3.58 billion
(US$29) was recognized in selling, general and administrative expenses.
Approval of the Umbrella Incentive Plan and 2025 Grants to the GEC
In May 2025 the Remuneration Committee approved the VEON Umbrella Incentive Plan (“Umbrella Incentive Plan”). Following
the HQ re-designation this plan will help to establish a flexible, market-aligned framework that consolidates the Performance
Share Award and Deferred Share Award plan rule into a single plan designed to support retention, reward performance, and align with shareholder interests.
Certain GEC members (excluding Omiyinka Doris, refer to discussion below) were granted a long-term incentive award for a total of 8,266,750 common shares under the Umbrella Incentive Plan in May 2025. These awards are subject to a market condition

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
tied to an absolute share price target for a total of shares. These grants have a three-year vesting period with vesting scheduled for December 31, 2027.
Additionally, two rotational GEC members were granted a long-term incentive award for a total of 755,825 common shares on target under the Umbrella Incentive Plan in May 2025. These awards are subject to non-market performance condition scorecards for their respective operating company also with a three-year vesting period ending on December 31, 2027.
Bangladesh Finance Ordinance 2025
On June 2, 2025, the Bangladesh tax authorities enacted the Bangladesh Finance Ordinance 2025. This adopted new legislation includes, amongst others, changes made to the calculation for the minimum taxes and the respective tax accounting treatment for these minimum taxes to be adjustable against future profits and treated as advance tax payments. This change in fiscal policy created a positive/release of selling, general and administrative expense, US$17 impact on our consolidated income statement that was reflected in the six-months period ended June 30, 2025.
Islamabad High Court adverse tax judgement against PMCL Deodar
During the quarter ended June 30, 2025, significant changes occurred in the tax environment relevant to the Deodar tax case. In
May 2025, a new Tax Laws Amendment Ordinance was enacted granting the Federal Board of Revenue (“FBR”) broad enforcement powers; subsequently, in April 2025, an adverse decision concerning another major operator in the telecommunications industry introduced new interpretations regarding the applicability of Section 97, conditions which did not exist as of March 31, 2025. Additionally, an adverse Islamabad High Court ruling related to PMCL Deodar was issued on June
11, 2025.
Following these developments, the Company, in line with its policy under IFRIC 23, initiated a reassessment of its uncertain tax positions. The Company engaged external tax advisors to evaluate the impact of these new facts and circumstances. As a result, management updated its judgment regarding the Deodar tax case, reclassifying the risk from remote to probable, and recognized the related tax exposure as a provision. This reassessment constituted a change in estimate, which has been applied prospectively as required by IAS 8 and IFRIC 23. Subsequently, the Company proactively engaged with the tax authorities, seeking resolution via a composite settlement framework totalling US$158. A provision of US$36 was already existing on PMCL's books, resulting in an additional tax expense of US$122 recognized in the six-month period ended June 30, 2025.
Changes to the GEC
As announced on June 17, 2025, Omiyinka Doris has chosen to step aside from her role as Group General Counsel of the
Company effective July 1, 2025.  Omiyinka will continue as an Advisor to the Group Chief Executive Officer and will remain based in Amsterdam. Omiyinka Doris has voluntarily surrendered, without consideration, all rights to the 2024 grant under the
Long-Term Incentive Plan (“LTIP”) rules. This grant covered 2,055,292 common shares and was subject to a Total Shareholder
Return performance condition, with a three-year vesting period scheduled to conclude on December 31, 2026.
Omiyinka Doris has been granted a one-time, service-based equity award under the Umbrella Plan. The new award, granted
June 17, 2025, comprises 685,000 common shares and will vest as follows: 40% on February 28, 2026, 40% on October 31,
2026, and 20% on January 31, 2027.
Vitaly Shmakov has been appointed as the Acting General Counsel effective July 1, 2025, based out of VEON Headquarters in
DIFC, Dubai.
For other significant investing and financing activities during the six-month period ended June 30, 2025, refer to the sections
"Investing activities of the Group" and "Financing activities of the Group" included here within.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains /
losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl.
licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
Reportable segments in accordance with IFRS 8, Operating Segments, consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.
We also present our results of operations for “Others” and “HQ and eliminations” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (refer to Note 6 - Held for sale of these interim condensed consolidated financial statements) and “HQ and eliminations” represents transactions related to management activities within the
Group.
Financial information by reportable segment for the six and three-month periods ended June 30, is presented in the following tables. Inter-segment transactions are not material and are made on terms which are comparable to transactions with third parties.
For the six-month period ended June 30:

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Pakistan	702	597	12	13	2	5	65	53	781	668
Ukraine	508	394	28	25	—	—	6	5	542	424
Kazakhstan	328	343	39	83	14	6	8	7	389	439
Uzbekistan	146	133	—	—	1	—	—	—	147	133
Bangladesh	225	279	—	—	—	—	3	3	228	282
Others	25	27	—	—	—	—	1	—	26	27
HQ and eliminations	—	(2)	—	(2)	1	—	(1)	—	—	(4)

Total	1,934	1,771	79	119	18	11	82	68	2,113	1,969

	Selling, General and Administrative Expenses *		Adjusted EBITDA		CAPEX exc. licenses and ROU **
	2025	2024	2025	2024	2025	2024

Pakistan	370	301	326	301	91	71
Ukraine	183	142	309	235	152	85
Kazakhstan	128	131	195	243	68	50
Uzbekistan	72	72	56	48	37	57
Bangladesh	94	137	126	96	12	35
Others	12	14	9	9	3	7
HQ and eliminations	63	86	(62)	(86)	2	(2)

Total	922	883	959	846	365	303
* Upon adoption of IFRIC agenda decision in July 2024, on the disclosure of revenues and expenses for reportable segments related to application of requirements of IFRS 8, the Company has included Selling, general and administrative expenses by reportable segment, including comparative information.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
** This includes additions on property, plant and equipment of US$800 (2024: US$361), intangible assets of US$58 (2024: US$38) after deducting additions in licenses of US$1 (2024: US$0), right-of-use assets of US$471 (2024: US$96), and additions in the period which were prepaid of US$21 (2024: nil).
For the three-month period ended June 30:

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Pakistan	355	312	6	7	1	3	33	26	395	348
Ukraine	268	220	14	14	—	—	3	3	285	237
Kazakhstan	167	176	21	42	10	3	4	5	202	226
Uzbekistan	73	67	—	—	1	—	—	—	74	67
Bangladesh	115	140	—	—	—	—	2	2	117	142
Others	13	13	—	—	—	—	1	—	14	13
HQ and eliminations	1	(2)	—	(2)	—	—	(1)	(2)	—	(6)

Total	992	926	41	61	12	6	42	34	1,087	1,027

	Selling, General and Administrative Expenses *		Adjusted EBITDA		CAPEX exc. licenses and ROU **
	2025	2024	2025	2024	2025	2024

Pakistan	188	156	164	158	57	52
Ukraine	93	73	166	140	95	57
Kazakhstan	66	67	100	125	44	30
Uzbekistan	37	36	29	24	28	17
Bangladesh	40	63	88	52	5	21
Others	6	7	5	4	1	5
HQ and eliminations	34	44	(32)	(43)	2	(2)

Total	464	446	520	460	232	180
* Upon adoption of IFRIC agenda decision in July 2024, on the disclosure of revenues and expenses for reportable segments related to application of requirements of IFRS 8, the Company has included Selling, general and administrative expenses by reportable segment, including comparative information.
** This includes additions on property, plant and equipment of US$607 (2024: US$210), intangible assets of US$39 (2024: US$24) after deducting additions in right-of-use assets of US$411 (2024: US$54), and additions in the period which were prepaid of US$3 (2024: nil).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The following table provides the reconciliation of Total Adjusted EBITDA to Profit before tax for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2025	2024	2025	2024
Total Adjusted EBITDA	959	846	520	460
Adjustments to reconcile Total Adjusted EBITDA to Profit before tax
Net foreign exchange loss	(52)	(12)	(22)	(36)
Other non-operating gain, net	31	21	1	6
Finance income	20	22	10	11
Finance costs	(246)	(249)	(127)	(117)
Gain on disposal of subsidiaries, net	497	—	497	—
Loss on disposal of non-current assets	—	(1)	—	(1)
Impairment loss	(3)	(2)	(1)	(1)
Amortization	(114)	(100)	(54)	(50)
Depreciation	(280)	(264)	(142)	(130)

Profit before tax	812	261	682	142

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
3SHARE-BASED PAYMENTS
The following table sets forth the total share-based payment expense for the six and three-month periods ended June 30 in relation to all directors and employees of the Company.

	Six-month period		Three-month period
	2025	2024	2025	2024
Equity-settled share-based payment expense	17	12	7	8
Cash-settled share-based payment expense	2	5	2	4
Total share-based compensation expense	19	17	9	12
The following table sets forth the total share-based payment liability in relation to all directors and employees of the Company.

	June 30, 2025	December 31, 2024

Current liability	7	6
Non-current liability	6	9
Total liability for share-based payments	13	15
Umbrella Incentive Plan
In May 2025 the Remuneration Committee approved the Umbrella Incentive Plan. Following the HQ re-designation, this plan will help to establish a flexible, market-aligned framework that consolidates the Long Term Incentive Plan ("LTIP")and Deferred
Share Award Plan ("DSP") rule into a single plan designed to support retention, reward performance, and align with shareholder interests.
On May 14, 2025, certain GEC members (excluding General Counsel), Leadership team and certain OpCo Executives were granted long term incentive award of 12,604,100 equity-settled and 245,950 cash-settled common shares under the Umbrella
Plan. These awards are subject to a market condition tied to an absolute share price target for a total of shares related to a performance period of January 1, 2025 to December 31, 2027, being the vesting date. The fair value of the awards with market performance condition was determined using the Monte Carlo simulation that takes into account the likelihood of the performance condition being satisfied.
The following table sets forth the principal assumptions applied by VEON in determining the fair value of equity settled share-
based payment instruments with market performance conditions as of grant date and for cash-settled awards with market performance conditions remeasured at June 30, 2025:

Assumptions affecting inputs to fair value model	Equity-settled	Cash-settled
Annual risk-free rates of return and discount rates (%)	4.05%	3.69%
Long-term dividend yield (%)	—%	—%
Volatility of share price (%)	50.24%	45.04%
Share price (p)*	$1.96	$1.84
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
On May 20, 2025, two rotational GEC members and one OpCo Executive were granted long term incentive awards of 755,825 equity-settled and 191,300 cash-settled common shares respectively on target under the Umbrella Incentive Plan. These awards are subject to non-market performance condition linked with scorecards for their respective OpCo related to a performance period of January 1, 2025 to December 31, 2027, being the vesting date.
Additionally, on June 17, 2025, a special equity-settled award of 685,000 common shares was granted to a former member of the
GEC. The award is subject to service-based vesting conditions, with 40% vesting on February 28, 2026, 40% vesting on October
31, 2026, and the remaining 20% vesting on January 31, 2027.
For awards with non-market performance and service conditions, the fair value of the awards is determined by reference to the price of the underlying common share on the measurement date.
Deferred Share Plan
On April 2, 2025, a service based one-off equity-settled award of 250,000 shares was granted to the Group Chief Financial
Officer ("GCFO"), under the DSP. The award will be vested 50% on March 31, 2026 and the remaining 50% on March 31, 2027.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
On April 28, 2025, eligible employees excluding key management personnel received an equity-settled award of 336,600 common shares and cash-settled award of 72,350 common shares as a part of their HQ Long Term Incentive ("LTI") 2024 ‘Main’
and ‘Match’ award. Under this plan, eligible participant employees may receive 75% of their annual performance bonus payout in cash and 25% in the form of a ‘Main’ equity grant, which vests immediately upon grant. The participant employees are eligible to receive a ‘Match’ equity award equal in value to the Main Award, which is subject to a two-year vesting period and subject to the employee’s continued active employment at the time of vesting.
Also, on April 28, 2025, certain key management personnel received an equity-settled award of 725,125 common shares as a part of their 50% annual performance bonus converted into share-based grant, which vested immediately upon grant. These shares are subject to a two-year restriction period.
For the awards issued under DSP, the fair value is determined by reference to the price of the underlying common share on the measurement date.
Long-Term Incentive Plan
On June 17, 2025, a former member of the GEC irrevocably and unconditionally surrendered an equity-settled Long Term
Incentive award of 2,055,292 common shares granted in 2024 for no consideration. This has resulted in cancellation of award and cause it to lapse with immediate effect.
Share-based payments to non-employees
Refer to Note 13 - Related parties of these interim condensed consolidated financial statements for specific disclosures related to the Impact Investments agreement.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
4INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.
Income tax expense consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2025	2024	2025	2024
Current income taxes	(220)	(147)	(168)	(90)
Deferred income taxes	134	53	94	37
Income taxes	(86)	(94)	(74)	(53)
Effective tax rate	(10.6)%	(36.0)%	(10.9)%	(37.3)%
In December 2024, VEON Ltd. redomiciled from The Netherlands with a statutory tax rate of 25.8% to Dubai, United Arab
Emirates which has a statutory tax rate of 9%.
The difference between the statutory tax rate in Dubai, United Arab Emirates (9%) and the effective corporate income tax rate for the Group in the six and three-month periods ended June 30, 2025 (10.6)% and (10.9)%, is primarily driven by high tax rate jurisdictions of the operating companies for the group. For the period ending June 30, 2025 and in accordance with IAS 34.15 and IAS 12 Income Taxes, the income tax expense for the period reflects the impact of a tax settlement in Pakistan (refer Note 1-
general information) and the associated recognition of a deferred tax asset pertaining to the closing of the Deodar transaction
(refer Note 5 - significant transactions). These items offset in the current period; however, their gross impact is significant, and in the absence of such offset, the effective tax rate would have differed from that reported.
Global Minimum Tax
The Group is in scope of the enacted Pillar Two legislation and has performed an assessment of the Group’s exposure to Pillar
Two income taxes. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment, the
Pillar Two effective tax rates in the majority of jurisdictions in which the Group operates are above 15%.
As of June, 2025, the Group has accumulated US$8,772 of tax losses and US$406 of other tax attributes in various jurisdictions which can be carried-forward and utilized for Pillar Two purposes in the future.
The Group has applied the International Accounting Standards (“IAS”) 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
5SIGNIFICANT TRANSACTIONS
During the six-month period ended June 30, 2025
VEON announces sale of stake in Beeline Kyrgyzstan
On March 26, 2024, VEON announced that it signed the Kyrgyzstan SPA for the sale of its 50.1% indirect stake in Beeline
Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global for cash consideration of US$32. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the
Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake.  As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the Kyrgyzstan SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for
Kyrgyzstan operations.
The Government of Kyrgyzstan expressed its intention to exercise its pre-emption right in relation to the transaction before the
SPA expiration on March 31, 2025. In accordance with the applicable law, VEON and the Government of Kyrgyzstan have entered into negotiations of the terms of the sale of VEON’s stake in Beeline Kyrgyzstan. Based on current negotiations,
Menacrest AG (an indirect subsidiary of the Company that was previously included in the disposal group) will now act as the seller of the Beeline Kyrgyzstan operations. As the additional time to complete the sale was not expected when the Company initially classified this asset group as held for sale, management is still committed to selling its stake in Beeline Kyrgyzstan, and a new SPA will be signed for the sale owing to expiration of original SPA. Once the final regulatory approvals are obtained, the SPA will be signed, and the transaction will be completed. The Company meets the exception criteria under IFRS 5, Non-current
Assets Held for Sale and Discontinued Operations, as the delay was caused by events beyond the Company’s control and the
Company meets the original criteria for held for sale classification for its Kyrgyzstan operations as of June 30, 2025.
Refer to Note 6 - Held for sale of these interim condensed consolidated financial statements for the detailed breakdown of the assets and liabilities held for sale relating to the Kyrgyzstan operations and Note 15 - Events after the reporting period for further developments.
Sale of Med Cable Limited
On March 31, 2025, VEON signed a SPA for the sale of its 100% stake in Med Cable Limited to Algérie Telecom Europe, S.A.U.
for a consideration of US$1. Completion of the sale of VEON's stake in Med Cable Limited, which is held by VEON Algeria
Holdings B.V. (an indirect subsidiary of the Company), is subject to conditions specified in the SPA. As a result of this anticipated transaction and assessment that control of Med Cable Limited will be transferred, as from the date of the SPA signing, the
Company classified Med Cable Limited as held for sale.
Refer to Note 6 - Held for sale of these interim condensed consolidated financial statements for the details of the assets and liabilities held for sale relating to Med Cable Limited.
Acquisition of Uklon
On March 19, 2025, VEON announced its wholly-owned subsidiary Kyivstar had signed an agreement to acquire Uklon group
(“Uklon”), a leading Ukrainian ride-hailing and delivery platform. This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. Kyivstar acquired 97% of Uklon shares for a total consideration of US$158 upon the closing of the transaction. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025, the date the acquisition was completed.
The fair values of identifiable assets and liabilities of Uklon at the date of acquisition were:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

April 2, 2025
Non-current assets
Intangible assets	56

Current assets
Trade and other receivables	2
Cash and cash equivalents	12

Non-current liabilities
Deferred tax liability	(8)

Current liabilities
Trade and employee related payables	(5)
Other current liabilities	(3)

Fair value of identifiable net assets	54

Goodwill resulting from acquisition	104

Purchase consideration	158
The following table shows the details of purchase consideration at the acquisition date:

April 2, 2025
Cash paid *	141
Fair value of contingent consideration	15
Put option liability	2
Total purchase consideration	158
* Total cash consideration consisted of US$129 for the acquisition of 97% of Uklon Group’s shares and a US$12 payment to settle employee awards.
The following table shows the details of cash outflow during the six months ended June 30, 2025:

June 30, 2025
Cash consideration	146
Less: balances acquired
Cash and cash equivalents	(12)
Net outflow of cash - investing activities	134
Contingent consideration of US$11 was recognized at the acquisition date at fair value with US$2 being paid subsequent to the reporting period. US$9 is payable upon fulfillment of certain conditions under the share purchase agreement ("SPA"). The possible outcomes range from nil to US$9, with management assessing full payment as highly probable.
Employees bonuses contingent consideration liability related to the portion attributable to pre-acquisition service, recognized at the acquisition date at fair value, resulted from the replacement of share-based payment rewards with new bonuses liability that is payable upon fulfillment of certain conditions under the SPA. The possible outcomes range from nil to US$4, with management assessing full payment as highly probable.
As part of the agreement, Kyivstar entered into a symmetrical put and call option agreement for the remaining 3% interest in
Uklon. The put and call options may be exercised from April 2, 2028 through April 2, 2035. As a result, on the acquisition date,
VEON determined that it had a present ownership interest in the remaining 3% interest in Uklon and has accounted for the call and put option as part of the consideration transferred and therefore, no non-controlling interest was recognized. Accordingly, the option has been recorded as a financial liability at the present value of the amounts payable on exercise with subsequent changes recognized in condensed consolidated income statement.
The fair value of the customer base was determined to be US$32 with an estimated useful life of 10 years. The fair value of the customer base was determined using the multi-period excess earnings. The multi-period excess earnings approach involves forecasting the net earnings expected to be generated by the asset, reducing them by appropriate returns on contributory assets, and then discounting the resulting net cash flows to a present value using an appropriate discount rate.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The fair value of the trademark was determined to be US$17 with an estimated useful life of 10 years. The fair value of the trademark was determined using the relief-from-royalty method under the income approach. This involves forecasting avoided royalties, reducing them by taxes and discounting the resulting net cash flows to a present value using an appropriate discount rate.
The fair value of the developed technology intangible asset was determined to be US$7 with an estimated useful life of 3 years.
The fair value of the developed technology was determined using the replacement cost approach. In the replacement cost approach, the fair value of an asset is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence.
The fair value of acquired trade and other receivables is US$2, which is very close to the gross contractual amount, as a loss allowance is insignificant.
The significant goodwill recognized from the acquisition of Uklon can be attributed to several factors, including Uklon's strong brand value and established customer relationships, which enhance Kyivstar’s market position. Additionally, the integration of
Uklon’s services is expected to create operational synergies, leading to cost savings and improved service offerings. The acquisition also allows for market expansion and increased subscriber growth potential, while Uklon's technological expertise contributes to innovative capabilities. Overall, the goodwill reflects the anticipated future economic benefits arising from these elements. The goodwill will not be deductible for tax purposes.
There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.
From the date of acquisition, Uklon contributed US$22 of revenue and US$6 profit before tax to VEON. If the acquisition had taken place at the beginning of the year, the contribution to revenue would have been US$41 and contribution to the profit before tax for VEON would have been US$10. These amounts have been calculated using Uklon’s results and adjusting them for:
•differences in the accounting policies between VEON and Uklon, and
•additional amortization that would have been charged on the assumption that the fair value adjustments to intangible assets had applied from January 1, 2025, together with their consequential tax effects.
Acquisition-related costs of US$0.5 are included in selling, general and administrative expenses in the interim condensed combined income statement, and in operating cash flows in the interim condensed combined statement of cash flows.
The accounting for purchase of Uklon is provisional as the valuation of certain intangible assets, trade and other receivables, current and non-current liabilities and residual goodwill related to this acquisition is not complete. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are preliminary based on management’s estimates and assumptions and may be subject to change as additional information is obtained within the measurement period (not to exceed
12 months from the acquisition date ending April 2, 2026).
VEON sale of its Pakistan tower portfolio to Engro Corp
On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro
Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. Under the partnership,
VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into
Engro Corp via a scheme of arrangement upon completion of conditions under the partnership which primarily include receipt of regulatory approvals from relevant Government authorities in Pakistan. VEON will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement.
On April 30, 2025, based on the expected closing conditions of the transaction, management assessed that the sale of Deodar is considered to be highly probable and therefore, the assets and liabilities of Deodar were classified as held for sale. Following the classification as held for sale, the Company did not account for depreciation and amortization expenses of Deodar’s assets.
On June 3, 2025, upon successful completion of the transaction after all regulatory and other approvals were obtained, control over Deodar was assessed to be transferred to Engro Corp. As per the terms of the agreement, total consideration was
US$562.5 out of which US$187.5 was paid upfront and remaining was to be paid in US$20 equal monthly installments over the period of 19 months from date of completion. The deferred sale consideration was discounted and recognized at present value resulting in total consideration to be recorded at the date of completion for US$547.5.
PMCL and Engro Corp also entered into a Master Tower Agreement ("MTA") under which VEON leased back the extensive part of the sold Deodar's infrastructure assets for an initial non-cancellable lease term of 12 years. Overall, lease liabilities in the amount of US$633 and, as a result of the sale-and-leaseback arrangements, retained right-of-use assets together with the service component in the amount of US$333 were recognized. The portion of the gain attributable to the retained use of the sold assets, amounting to US$300, will have an impact on profit or loss in later periods by way of lower depreciation of the capitalized right-of-use assets. Furthermore, US$454 of the cumulative amount of the exchange differences gains related to Deodar foreign operations recognized in other comprehensive income was reclassified from equity to consolidated income statement upon disposal and net deferred tax assets of US$109 were recognized in the consolidated statement of financial position. Overall, a gain on sale of subsidiary of US$502 was recognized as disclosed in table below.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The following table shows the results for the Deodar sale transaction that are accounted for in these financials as of June 30:

2025
Sale consideration	548
Carrying amount of net assets at disposal *	(200)
Gain on sale before reclassification of foreign currency translation reserve and sale and lease back implication	348
Right of use assets recognized	333
Lease liabilities recognized	(633)
Reclassification of foreign currency translation reserve	454
Gain on disposal	502

Deferred tax asset, net	109
* Net assets include US$7 relating to cash and cash equivalents at disposal.
The following table shows the assets and liabilities disposed on June 3, 2025 relating to Deodar operations as of:

June 3, 2025
Non-current assets
Property and equipment	92
Goodwill	58
Deferred tax assets	65
Other non-current assets	1
Current assets
Trade and other receivables	357
Other current assets	65
Total assets disposed	638

Non-current liabilities
Debt and derivatives	27
Other non-current liabilities	9
Current liabilities
Trade and other payables	388
Debt and derivatives	14
Total liabilities disposed	438
Sale of VEON Wholesale Services B.V.
On March 7, 2025, VEON signed a SPA for the sale of its 100% stake in VEON Wholesale Services B.V. ("VWS") to H & Suliman
Consulting LLC for a consideration of US$3. Completion of the sale of VEON's stake in VWS, which is held by VEON Amsterdam
B.V. (an indirect subsidiary of the Company), was subject to conditions specified in the SPA and on April 2, 2025, the control of
VWS was transferred to H & Suliman Consulting LLC and the Company recorded a loss on sale of subsidiary of US$5.
During the six-month period ended June 30, 2024
Sale of TNS+ in Kazakhstan
On May 28, 2024, VEON announced that it signed a share purchase agreement ("TNS+ SPA") for the sale of its 49% stake in
Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP ("TNS+"), included within the Kazakhstan operating segment, to its joint venture partner, the DAR group of companies for total consideration of US$138 As a result of this anticipated transaction and assessment that control of TNS+ will be transferred, as from the date of the TNS+ SPA signing, the
Company classified its TNS+ operations as held for sale and thereafter, the Company no longer accounted for depreciation and amortization for TNS+ operations. The closing of the transaction was subject to customary regulatory approvals in Kazakhstan which were subsequently obtained. Subsequent to the period end, the sale was completed on September 30, 2024 and the
Company recognized a US$66 gain on disposal of TNS+, which includes the recycling of currency translation reserve in the amount of US$44. In November 2024, the Company received US$38 of the total consideration and the remaining US$100 was received in February 2025.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	22

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6HELD FOR SALE
As disclosed in Note 5 - Significant transactions of these interim condensed consolidated financial statements, the following table provides the details over assets and liabilities classified as held-for-sale as of:

	Assets held-for-sale		Liabilities held-for-sale
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Kyrgyzstan	74	72	32	28
Medcable	—	—	4	—
Total assets and liabilities held for sale	74	72	36	28
The following table shows the assets and liabilities classified as held-for-sale relating to the Kyrgyzstan operations as of:

	June 30, 2025	December 31, 2024
Non-current assets
Property and equipment	38	34
Intangible assets excl. goodwill	11	11
Other non-current assets	3	3

Other current assets
Inventories	1	1
Trade and other receivables	9	4
Cash and cash equivalents	5	14
Other current assets	7	5
Total assets held for sale	74	72

Non-current liabilities
Debt and derivatives	7	7
Other non-current liabilities	—	1

Current liabilities
Trade and other payables	16	12
Other non-financial liabilities	9	8
Total liabilities held for sale	32	28
Net assets of the held for sale operations of Kyrgyzstan include US$99 of cumulative currency translation losses as of June 30,
2025, which is accumulated in equity through other comprehensive income and will be recycled through the consolidated income statement upon the completion of the sale.
The fair value less cost of disposal (“FVLCD”) for the Kyrgyzstan operations as of June 30, 2025 was based on the sales consideration from the negotiations with the Government of Kyrgyzstan (Level 2 in the fair value hierarchy). The fair value exceeded the carrying value of the Kyrgyzstan CGU as of June 30, 2025, therefore no impairment was recorded. There were no triggering events indicating any impairment or decline in the fair value of Kyrgyzstan operations subsequent to its measurement as held for sale.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	23

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
7PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the six-month period ended
June 30:

	2025	2024

Balance as of January 1	3,016	2,898

Additions	800	361
Modifications and re-assessments	53	36
Disposals	(16)	(22)
Divestment and reclassification as held for sale	(96)	(66)
Depreciation	(280)	(264)
(Impairment) / reversal of impairment	(3)	(1)
Currency translation	(21)	(95)
Transfers	(7)	(1)

Balance as of June 30	3,446	2,846

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	24

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
8INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the six-month period ended June 30:

	2025	2024

Balance as of January 1	1,510	1,619

Acquisition	162	—
Additions	58	38
Disposals and write offs	—	(3)
Divestment and reclassification to held for sale	(58)	(8)
Amortization	(114)	(100)
Currency translation	(15)	(34)
Transfers	10	2

Balance as of June 30	1,553	1,514
Goodwill
Included within total intangible asset movements for the six-month period ended June 30, 2025, as shown above, are the following movements in goodwill for the group, per cash generating unit ("CGU"):

CGU	June 30, 2025	Currency translation	Divestments	Acquisitions	January 1, 2025

Pakistan	122	(3)	(58)	—	183
Kazakhstan	113	1	—	—	112
Uzbekistan	29	—	—	—	29
Ukraine	118	—	—	104	14

Total	382	(2)	(58)	104	338
* For acquisitions and divestments, refer to Note 5 - Significant transactions of these interim condensed consolidated financial statements for further details.
Impairment losses in 2025
The Company performed annual impairment testing of goodwill and for non-goodwill CGUs also tested assets for impairment as of September 30, 2024 and subsequently assessed for indicators of impairment or reversal of impairment as of June 30, 2025.
CGU Bangladesh is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, the CGU has limited headroom and is continuously monitored. We therefore performed valuation sensitivity tests to assess if a further impairment or reversal of impairment was required. Based on the assessment performed, we concluded that no impairment nor reversal was identified for CGU Bangladesh or any CGU.
Impairment losses in 2024
The Company performed annual impairment testing of goodwill and for non-goodwill CGUs also tested assets for impairment as of September 30, 2023 and subsequently assessed for indicators of impairment or reversal of impairment as of June 30, 2024.
CGU Bangladesh is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, the CGU has limited headroom and is continuously monitored. We therefore performed valuation sensitivity tests to assess if a further impairment or reversal of impairment was required. Based on the assessment performed, we concluded that no impairment nor reversal was identified for CGU Bangladesh or any CGU.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	25

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
9INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	June 30, 2025	December 31, 2024 *

At fair value
Other investments	37	30
	37	30

At amortized cost
Security deposits and cash collateral	135	117
Bank deposits	2	2
Deferred consideration from sale of subsidiary	363	101
Other investments	185	172
	685	392

Total investments and derivatives	722	422
Non-current	218	65
Current	504	357
* Certain prior period comparatives have been represented to conform with the current year presentation.
Security deposits and cash collateral
Security deposits and cash collateral measured at amortized cost mainly consist of restricted bank deposits of US$27 (2024:
US$32) and restricted cash of US$87 (2024: US$63), which are mainly held at our banking operations in Pakistan and our operating companies in Ukraine.
Deferred consideration from sale of subsidiary
This includes US$363 deferred consideration for the sale of Deodar (2024: US$101 related to deferred consideration for the sale of the Company’s stake in TNS+).
Other Investments
Other investments at fair value are measured at fair value through other comprehensive income and relate to investments held in
Pakistan US$4 (2024: US$4) and Bangladesh US$33 (2024: US$26). As a result of revaluations, a US$7 gain was recorded during the period.
Other investments at amortized cost include a US$82 (2024: US$69) loan granted by VIP Kazakhstan Holding AG to minority shareholder Crowell Investments Limited, nil (2024: US$30) USD denominated local sovereign bonds held by our operating company in Ukraine with tenors of 3-6 months, US$27 (2024: US$27) investment in Pakistan sovereign bonds and US$67 (2024:
US$42) short term repo lending at our banking operations in Pakistan.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	26

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The Company holds the following debt and derivative liabilities:

	June 30, 2025	December 31, 2024

At fair value
Contingent consideration	13	—
	13	—
At amortized cost
Borrowing, of which	2,919	3,348
i) Principal amount outstanding	2,849	3,265
ii) Other Borrowings	70	83
Interest accrued	59	57
Discounts and unamortized fees	(20)	(12)
Bank loans and bonds	2,958	3,393

Lease liabilities	1,710	1,030
Other financial liabilities	232	271
	4,900	4,694

Total debt and derivatives	4,913	4,694
Non-current	3,852	3,028
Current	1,061	1,666
Other borrowings include long-term capex accounts payables of US$70 (2024: US$83).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	27

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
There is no other significant increase in financial assets except for the one already disclosed in tables and notes above in this section, while the increase in lease liabilities resulted in higher financial liabilities during the six-month period ended June 30,
2025. Furthermore, there were no changes in risk management policies as disclosed in the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024.
Financing activities during the six-month period ended June 30, 2025
KaR-Tel Limited Liability Partnership credit facilities
On January 29, 2025, KaR-Tel Limited Liability Partnership (“KaR-Tel”) signed a new bilateral credit facility agreement with
Forte Bank JSC of KZT22.5 billion (US$43) with a maturity of 5 years. The interest rate on this facility is National Bank of
Kazakhstan base rate plus 4%, with the interest being fixed until maturity for each tranche drawn under the facility. Kar-Tel utilized KZT12 billion (US$24) from this facility during February and March 2025.
Unanimous Support from Noteholders Voting in Consent Solicitation
On January 30, 2025, VEON announced the successful completion of a bond consent solicitation process undertaken by VEON
Holdings. Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S:
XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings with VEON MidCo as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January
30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo substituted VEON Holdings as the Issuer on April 8, 2025, upon completion of the demerger.
VEON Returns to Capital Markets with Successful Syndication of US$210 Term Loan
On March 27, 2025, VEON announced the successful syndication of a 24 months, US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading GCC banks. The facility will bear interest at Term SOFR plus 425 bps. Following the legal demerger of VEON Holding B.V, VEON Midco B.V is the substituted borrower. The facility was fully drawn in early April 2025.
Pakistan Mobile Communication Limited bilateral credit facilities
In April 2025, PMCL signed and utilized PKR 5 billion (US$18) each from bilateral facilities from Bank Alfalah Limited and Habib
Bank Limited, totaling PKR 10 billion (US$36). Each facility has a maturity of 10 years.
In May 2025, PMCL signed and utilized PKR 32 billion (US$113) from three bilateral facilities from Askari Bank Limited, Faysal
Bank Limited and Meezan Bank Limited. Each facility has a maturity of 10 years.
Issuance of PKR Sukuk bond by PMCL
In April 2025, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$53) having a maturity of 6 months.
Repayment of VEON Holdings 4.00% Senior Notes:
On April 9, 2025, VEON Holdings repaid its outstanding 4.00% Senior Notes amounting to US$472 at their maturity date.
Repayment of VEON Holdings 6.30% (RUB) Senior Notes:
On June 18, 2025, VEON Holdings repaid its outstanding 6.30% (RUB) Senior Notes amounting to RUB7.84 billion (US$100) at their maturity date.
Financing activities during the six-month period ended June 30, 2024
Banglalink Digital Communications Ltd. ("BDCL") syndicated credit facility
Banglalink Digital Communications Ltd. (“BDCL”) utilized remaining BDT 3 billion (US$27) under existing syndicate credit facility of BDT 8 billion (US$73) during January 2024 and February 2024
Repayment of Revolving Credit Facility ("RCF")
For the US$1,055 Revolving Credit Facility (“RCF”), US$250 of commitments maturing in March 2024 were repaid during
February 2024, and in March 2024, the remaining amounts outstanding and commitments of US$805, originally due in March
2025, were repaid in March 2024 and the RCF was cancelled.
Issuance of PKR bond by Pakistan Mobile Communication Limited
In April 2024, PMCL issued short term PKR bond of PKR 15 billion (US$52) with a maturity of six months. Coupon rate is 3 months Karachi Interbank Offered Rate (KIBOR) plus 25 bps per annum.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	28

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
PMCL syndicated credit facility
In May 2024, PMCL secured a syndicated credit facility of up to PKR 75 billion (US$270) including green shoe option of PKR
15 billion with a tenure of 10 years. PMCL withdrew currently committed amount of PKR 43 billion (US$154) from this facility through drawdowns in May and June 2024 with a further PKR 22 billion (US$78) drawn in July 2024.
PMCL Bilateral credit facilities
In May 2024, PMCL utilized PKR 15 billion (US$54) from three other bilateral ten years credit facilities of PKR 5 billion (US$18)
each.
VEON Holdings B.V consent solicitations to noteholders
In April 2024, VEON launched a consent solicitation process to its noteholders, seeking their consent for certain proposals regarding its notes. The most notable proposals were to extend the deadline for the provision of audited consolidated financial statements of VEON Holdings for the years ended 2023 and 2024 on a reasonable best effort by December 31, 2024 and by
December 31, 2025, respectively, and to halt further payments of principal or interest on the notes of the relevant series that remain outstanding.
Consent was achieved on the April 2025, June 2025, and November 2027 notes and VEON Holdings subsequently issued new notes for April 2025, June 2025, and November 2027 to the noteholders (“New Notes”) who participated in the consent process.
The original notes (“Old Notes”) were exchanged for the new notes and subsequently (economically) cancelled. For the
September 2025 and September 2026 notes VEON Holdings was unable to achieve consent; however, VEON Holdings subsequently redeemed these notes in June 2024 (Refer to the Make Whole call section below).
VEON Holdings has continued and will need to continue to provide the remaining holders of Old Notes maturing in April 2025,
June 2025 and November 2027 further opportunities to convert their old notes into corresponding New April 2025, June 2025 and November 2027 notes.
As of June 30, 2024, of the New April 2025, June 2025 and November 2027 Notes US$1,551 were outstanding and there were
US$134 of remaining Old Notes subject to potential conversion to New Notes.
Following further conversions in July and August 2024, US$20 equivalent of April 2025, June 2025 and November 2027 Old
Notes exchanged for New Notes. As of August 28, 2024, the equivalent amount of New Notes outstanding is US$1,565 and the remaining Old Notes that are subject to potential conversion to New Notes is US$113.
VEON Holdings is not required to make any further principal or coupon payments under these Old Notes.
Make-whole call
In June 2024, VEON Holdings executed an early redemption of the September 2025 and September 2026 notes. These notes were fully repaid on June 18, 2024. Aggregate cash outflow including premium was RUB 5 billion (US$53).
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above within this note, with the exception of:
•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$2,778 at June 30, 2025
(December 31, 2024: US$3,157); and
•'Lease liabilities', for which fair value has not been determined.
Fair values are estimated based on quoted market prices for our bonds, derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile. Observable inputs (Level 2) used in valuation techniques include interbank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads.
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels.
This depends on how the Company is able to obtain the underlying inputs when assessing the fair valuations. During the six-
month period ended June 30, 2025, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	29

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
10CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	June 30, 2025	December 31, 2024

Cash at banks and on hand	719	889
Short-term deposits with original maturity of less than three months	563	800
Cash and cash equivalents*	1,282	1,689

Less overdrafts	—	(1)

Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)	1,282	1,688
* Cash and cash equivalents include an amount of US$326 (2024: US$242) relating to banking operations in Pakistan. Customer deposits balance of US
$676
(2024: US$556) is included in the ‘Trade and other payables’.
Cash and cash equivalent balances as of June 30, 2025 and December 31, 2024 exclude restricted cash and deposits held within the group. Cash balances as of June 30, 2025 include investments in money market funds of US$$40 (December 31,
2024: US$$98).
As of June 30, 2025, US$455 (2024: US$437) of cash at the level of Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	30

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
11ISSUED CAPITAL
The following table details the common shares of the Company as of:

	June 30, 2025	December 31, 2024

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 120,345,733 (2024: 83,706,608) shares held by a subsidiary of the Company	1,849,190,667	1,849,190,667

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. The common share to ADS ratio is 25:1.
VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024. On December 9, 2024, VEON
announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS. The first phase of the share buyback program was for an amount of up to US$30 and was completed on
January 27, 2025. An aggregate of 17,370,400 shares were repurchased, of which 12,346,225 were repurchased for US$23 during the six-month period ended June 30, 2025.
In March 2025, VEON commenced its second phase of the share buyback program and up to US$35 of shares was approved to be repurchased and was completed on May 21, 2025. During the six-month period ended June 30, 2025, a total of 18,300,375 shares were repurchased related to the second phase for a total of US$35.
On June 16, 2025, VEON announced that it would shortly commence the third phase of the share buyback program and up to
US$35 was approved. During the six-month period ended June 30, 2025, a total of 5,992,525 shares were repurchased related to the third phase for a total of US$10.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	31

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
12DIVIDENDS PAID AND PROPOSED
There were no dividends declared by VEON Ltd. to owners of the equity, in the six-month period ended June 30, 2025 and June
30, 2024, respectively.
The Company makes appropriate tax withholding of up to 15% when dividends are paid to the Company’s share depository, The
Bank of New York Mellon.
There were nil and US$39 dividends declared by subsidiaries within the VEON Group to non-controlling interests in the six-
month period ended June 30, 2025 and June 30, 2024, respectively.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	32

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
13RELATED PARTIES
For the six-month period ended June 30, 2025
Key management personnel compensation
Two cash settled awards of 500,000 and 273,825 shares were awarded in April 2024 under the DSP to a current Board Member.
In February 2025, the awards, which vested in April 2024 and June 2024 with planned release date of one year after the vesting date, were agreed to be released and settled at an earlier date before March 15, 2025. The awards were settled by way of gross cash payment of US$1 to the Board Member as a full and final settlement.
In March 2025, an equity-settled award of 1,644,025 shares granted to GEC member in March 2023 under the DSP, vested after meeting the required service condition of two years.
On April 2, 2025, a service based one-off equity award of 250,000 shares was granted to the GCFO, under the DSP. The award will be vested 50% on March 31, 2026, and the remaining 50% on March 31, 2027.
On April 28, 2025, the General Counsel received an equity-settled award of 118,850 common shares as a part of her 50% STI
2024 converted into share-based grant, which vested immediately upon grant. These shares are subject to a 2-year restriction period.
On May 14, 2025, certain GEC members (excluding General Counsel) were granted long term incentive awards of 8,266,750 common shares under the Umbrella Incentive Plan. These awards are subject to a market condition tied to an absolute share price target for a total of shares with a performance period of January 1, 2025 to December 31, 2027, being the vesting date.
Additionally on May 20, 2025, two rotational GEC members were granted long term incentive awards of 755,825 common shares on target under the Umbrella Incentive Plan. These awards are subject to non-market performance condition scorecards for their respective OpCo related to a performance period of January 1, 2025 to December 31, 2027, being the vesting date.
On June 17, 2025, the General Counsel irrevocably and unconditionally surrendered an equity-settled award originally granted in
2024 of 2,055,292 common shares, issued under Long-Term Incentive Plan, for no consideration. This has resulted in cancellation of the award and caused it to lapse with immediate effect. On the same date, a special equity-settled award of
685,000 common shares was granted to the General Counsel under the Umbrella Incentive Plan. The award is subject to service-based vesting conditions, with 40% vesting on February 28, 2026, 40% vesting on October 31, 2026, and the remaining
20% vesting on January 31, 2027.
Other related parties
On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with
Impact Investments which will provide strategic support and board advisory services to the Company and Kyivstar. Michael
Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024, serves as Executive Chairman of
Impact Investments. He was re-appointed on May 8, 2025 on the Board of Directors of the Company in the 2025 AGM.
As of June 30, 2025, US$0.3 of expense has been recognized related to the monthly cash payments and US$2 of expense has been recognized related to share-based payment expense related to the 2024 Agreement.
On June 7, 2025, the second tranche of Warrant A for a value of US$2 worth of shares (based on the 90-day average closing price of VEON ADS) or 1,087,855 common shares (equal to 43,514 ADS) vested.
For the six-month period ended June 30, 2024
Key management personnel compensation
In January 2024, Group Chief Executive Officer (“GCEO”) was granted 3,201,250 common shares (equal to 128,050 ADSs)
under the Company's 2021 Long-Term Incentive Plan ("LTIP").  In July 2024, these shares vested after meeting the required performance objectives whereby a portion was settled in cash and the remaining shares are expected to be transferred in 2025.
In April 2024, the GCEO vested 1,431,220 equity-settled common shares (equal to 57,249 ADSs) under the 2021 Deferred Share
Plan ("DSP") for Short-Term Incentive ("STI") 2023, which were transferred to the GCEO in June 2024. In June 2024, the GCEO also received 2,393,275 common shares (equal to 95,731 ADSs) related to 3,662,240 common shares (equal to 146,490 ADSs)
that had vested in September 2023 under the DSP. The remaining 1,268,965 common shares (equal to 50,759 ADSs) were withheld for tax purposes.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	33

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
In April 2024, 10,457,359 equity-settled awards in common shares in the Company (equal to 418,294 ADSs) were granted to the
GEC under the LTIP. The vesting of these shares is linked to the VEON shares’ relative Target Shareholder Return ("TSR")
performance against VEON’s peer group which will be assessed at the end of the three-year performance period, on December
31, 2026.
In April 2024, the GCFO at the time was granted and immediately vested in 434,549 equity settled common shares (equal to
17,382 ADSs) under the DSP for successfully completing key projects. Additionally, 520,519 equity-settled common shares in the
Company (equal to 20,821 ADSs) were granted and vested immediately under the same plan for STI 2023. In June 2024, the
GCFO received 482,325 common shares (equal to 19,293 ADSs), while 472,743 common shares (equal to 18,910 ADSs) were withheld for tax purposes related to the April 2024 grants. Also, in June 2024, the GCFO received 52,550 common shares (equal to 2,102 ADSs) related to 104,047 common shares (equal to 4,162 ADSs) that vested in December 2023 under the DSP. The remaining 51,497 common shares (equal to 2,060 ADSs) were withheld for tax purposes.
In April 2024, the General Counsel (“GC”) was granted and immediately vested in 372,470 equity-settled awards in common shares (equal to 14,899 ADSs) under the DSP for successfully completing key projects. Additionally, 288,703 equity-settled awards in common shares (equal to 11,485 ADSs) were granted and vested immediately under the DSP in April 2024 for STI
2023. In June 2024, 333,900 common shares (equal to 13,356 ADSs) of the vested awards were transferred to the GC at the time while 327,273 common shares (equal to 13,091 ADSs) were withheld for tax purposes.
In April 2024, VEON granted a total of 1,821,475 equity-settled awards and 3,095,300 cash-settled awards in common shares
(equal to 72,859 and 123,812 ADSs, respectively) under the DSP to its current and former Board of Directors. By June 2024,
1,648,225 of the equity-settled common shares (equal to 65,929 ADSs) were vested and transferred to the Board members and
173,250 common shares (equal to 6,930 ADSs) were withheld for tax purposes.
14RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed elsewhere in these interim condensed consolidated financial statements and as disclosed in our audited annual consolidated financial statements for 2024 as filed in the Form 20-F on April 25, 2025, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the six-month period ended June 30, 2025.
15EVENTS AFTER THE REPORTING PERIOD
VEON raises USD 200 Million in Private Bond Placement
On July 2, 2025, VEON announced that it completed the pricing of a private placement of US$200 of senior unsecured notes due in 2029 with institutional investors.
The Notes, issued by VEON MidCo B.V., are priced at par and have an annual interest rate of 9%. The instrument’s credit rating from S&P and Fitch is BB-. The Notes will be guaranteed by VEON Amsterdam B.V. and will rank pari passu with VEON HQ’s outstanding debt.
Uzbekistan bilateral credit facility
On July 4, 2025, Unitel secured a bilateral credit facility of UZS 500 billion (US$40) with a tenor of 5-years. Unitel utilized UZS
262 billion (US$21) from this facility through drawdowns in July 2025.
VEON and Cohen Circle Secure Investor Commitments for Kyivstar Listing
On July 10, 2025, VEON and Cohen Circle announced the execution of non-redemption agreements, totaling approximately
US$52 with accredited institutional investors, including Helikon and Clearline. These commitments cover approximately
5,000,000 of Cohen Circle’s Class A shares, securing the minimum US$50 cash condition for the proposed business combination of Kyivstar Group and Cohen Circle (“Business Combination”). The closing of the Business Combination is expected to occur in the third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions.
On August 14, 2025 - VEON closed the previously announced business combination between Kyivstar Group Ltd. and Cohen
Circle (the “Business Combination”), which will make Kyivstar Group Ltd. a U.S.-listed company. The combined company will operate as Kyivstar Group Ltd. (the “Company”), the common shares and warrants of which are expected to start trading on the
Nasdaq Stock Market (“Nasdaq”) on or about August 15, 2025 under the ticker symbols “KYIV” and “KYIVW,” respectively, making the Company the first and only pure-play Ukrainian investment opportunity in U.S. stock markets. As of the closing of the
Business Combination, VEON holds an 89.6% stake in Kyivstar Group Ltd.
Cohen Circle’s shareholders approved the Business Combination at its extraordinary general meeting held on August 12, 2025.
Prior to Cohen Circle’s extraordinary general meeting, holders of only 25.4% of Cohen Circle’s Class A ordinary shares held by its public shareholders had exercised their redemption rights, resulting in US$178 of transaction proceeds, including under the previously announced non-redemption agreements with institutional investors such as Helikon and Clearline.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	34

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
On August 15, 2025, VEON further announced that Kyivstar started trading on Nasdaq Stock Market (“Nasdaq”) under the ticker symbol “KYIV”, this completed the transaction. Accordingly, the financial impact of the closure of the business combination along with any impacts on the group financials will be accounted for in Q3 2025.
Sale of stake in Beeline Kyrgyzstan
Further to the disclosure in Note 5 - Significant transactions, On August 1, 2025, a share purchase agreement was signed between Menacrest AG and Open Joint Stock Company Eldik Bank for the sale of Beeline Kyrgyzstan operations. On August 12,
2025, VEON announced that it has completed the sale of its 50.1% indirect stake in Sky Mobile LLC, operating under the Beeline brand in Kyrgyzstan, to Open Joint Stock Company “Eldik Bank” (“Eldik Bank”). The transaction was completed following receipt of all necessary regulatory approvals.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	35

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
16BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the six and three-month periods ended June 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board
("IASB").
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
Going Concern
As of August 22, 2025, hostilities continue in Ukraine. Currently, we have 23 million subscribers in Ukraine, where they are supported by 4,200 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. As of
June 18, 2025, most of our Ukraine subsidiary’s employees remain in the country. As of August 22, 2025, millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets.
The war has resulted in events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:
•We may need to record future impairment charges in Ukraine or CGUs, which could be material, if the war continues or escalates and/or due to macroeconomic conditions.
•Based on the current state of affairs, the Company currently has sufficient liquidity to satisfy its current obligations at least over the next twelve months from the issuance of these interim condensed consolidated financial statements without the need of additional financing. Cash on hand was US$376 as of July 31, 2025. However, these continue to be uncertain times and it is not possible to predict with certainty how certain developments will impact our liquidity position, non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels.
~~•~~As of August 22, 2025, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the
United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions.
For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the
Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.
•Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. In October 2023, VEON received notification from its local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar,
(ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. On November 29,
2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries (Ukraine Tower Company,
Kyivstar.Tech and Helsi). The decision fully removes the restrictions on VEON’s corporate rights imposed by Ukrainian courts on its wholly owned Kyivstar and the other Ukrainian subsidiaries noted above.
•If further measures are adopted and applied in relation to our Ukrainian subsidiary, this could lead to the involuntary deconsolidation of our Ukrainian operations, and could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across other debt agreements and negatively impact our liquidity.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	36

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Management has taken actions to address the events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:
•We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine.
•In the period from January to July 2025, the Company successfully re-entered the capital markets with raising two funding rounds of US$210 (senior unsecured term loan) and US$200 through private placements and repaid the 2025 maturing bonds in amount of US$585. This has improved the liquidity position of the Company and confirmed investors credit appetite while demonstrating VEON’s ability to access the capital markets.
•Management actively monitors the Company’s liquidity position, our non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels and should they reach a level considered at-risk, management will take actions to ensure our liquidity position is sufficient and our non-financial provisions in our debt agreements are met.
•On October 30, 2023, VEON announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and Ukraine Tower Company, noting that corporate rights in Kyivstar and
Ukraine Tower Company belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar and Ukraine Tower Company.  In December 2023, the court rejected the Company’s appeals. On June
4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freeze of corporate rights in the VEON group's subsidiary Ukraine Tower
Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON continued its significant government affairs efforts to protect our assets in Ukraine. On November 29, 2024, the Shevchenkivskyi
District Court of Kyiv ruled in favor of the request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100%
of VEON’s corporate rights in its other Ukrainian subsidiaries. After the successful lifting of the court freeze of Kyivstar's shares, VEON is working with its local custodian to remove all remaining restrictions on Kyivstar and its Ukrainian subsidiaries corporate rights. VEON is pursing steps to meet the conditions required by the local custodian to lift the stipulated freeze.
•On January 13, 2025, VEON announced the signing of a letter of intent to indirectly list Kyivstar operations on Nasdaq in the United States extending the efforts to strengthen the Ukraine investment. On March 18, 2025, it was further announced that VEON Ltd. and Cohen Circle announced the signing of the BCA that will result in the listing of Kyivstar, the leading digital operator in Ukraine, on Nasdaq in the United States. On April 8, 2025, VEON further announced it had successfully completed the reorganization of VEON Holdings B.V. and finalized its consent solicitation process.
These steps pave the way for the proposed business combination with Cohen Circle, which is expected to lead to the common shares and warrants of Kyivstar Group, being listing on Nasdaq. As disclosed in Note 15 - Events after the reporting period, as a result of successful completion of the Business Combination with Cohen Circle as announced on
August 15, 2025, and resultant listing of the Kyivstar, the Company raised US$178, further strengthening its liquidity position.
•Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance.
Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that Russian nationals, including any beneficial owners of LetterOne, do not participate in the management of Kyivstar nor are they able to derive any benefits from VEON’s assets in Ukraine.
The accompanying interim condensed consolidated financial statements have been prepared on a going concern basis. In accordance with IAS 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast significant doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim condensed consolidated financial statements were authorized for issuance.
Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Ukrainian operations in particular, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.
The listing of Kyivstar on Nasdaq and heightened investor interest, potential peace negotiations, the Company's successful debt servicing and access to financial markets all positively contribute to the going concern assessment. Management will continue to closely monitor developments in these areas.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2025	37

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company
Accounting Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the
PCAOB standards.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024.
A number of new and amended standards became effective as of January 1, 2025, which did not have a material impact on
VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.
Amsterdam, August 22, 2025
VEON Ltd.